EXHIBIT 2.1.1

Discussion Draft 05 April 2005

Share Purchase Agreement
Ciao AG

dated as of 6 April 2005 by and among

1.	Maximilian Ulrich Cartellieri, Wörthstraße 19, 81667 Munich, Germany

2.	Marcus Frederick Paul, Hoyerbergweg 44, 88131 Lindau, Germany

3.	Gunnar Piening, Sedlmayerstraße 16, 80634 Munich, Germany

4.	Nicolas Metzke, 12 rue de la Juvinière, 78350 Les Loges-en-Josas, France

(the parties under 1. to 4. being referred to in this Agreement as the “Management Shareholders”)

5.	Burda Digital Ventures GmbH, Hauptstraße 130, Offenburg, Germany (“Burda Ventures”)

6.	Paarl Ventures GmbH, Theresienstraße 6, 80333 Munich, Germany

7.	Apax Europe IV A LP, represented by Apax Europe IV GP L.P., 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands

8.	Index Ventures I (Jersey) L.P. Jersey

9.	Index Ventures I (Delaware) L.P. Delaware, USA

10.	Index Ventures I Parallel Entrepreneur Fund (Jersey) L.P. Jersey

11.	Index Ventures I GmbH & Co. KG, Munich, Germany

12.	Index Venture Management SA, Geneva, Switzerland

13.	Irmgard Böhm, Lindenhofweg 47, 88131 Lindau, Germany

14.	Caroline Beate Cartellieri, 20 Harcourt Terrace, Flat 3, GB - London SW 10 9 JR, England

15.	Florentin Kesel, Sternwartstraße 20, 81679 Munich, Germany on behalf and for the account of the Optionholders (as defined in Section 1 below)

16.	Dr. Peter Nussbaum, Mauerkircherstraße 22, 81679 Munich, Germany

17.	Harald Einsmann, Chester Square, London SW1W 9EA, England

18.	Hans Piening, Allensteiner Straße 16, 27432 Bremervörde, Germany

19.	Margrit Piening, Allensteiner Straße 16, 27432 Bremervörde, Germany

(the parties under 5. to 19. being referred to in this Agreement as the “Other Shareholders”, and together with the Management Shareholders the “Sellers”)

20.	Florentin Kesel, Sternwartstraße 20, 81679 Munich, Germany as trustee (Treuhänder) for the treasury stock (the “Company Trustee”)

21.	SRVY Acquisition GmbH, a corporation under German law, registered in the commercial register of the County Court in Munich under HRB 155 319 with the registered name “Blitz 04-173 GmbH”, renamed as aforesaid by shareholder resolution dated April 4, 2005 (“Purchaser1”)

22.	Ciao Holding GmbH, a corporation under German law, registered in the commercial register of the County Court in Munich under HRB 155 326 with the registered name “Blitz 04-178 GmbH”, renamed as aforesaid by shareholder resolution dated April 4, 2005 (“Purchaser2”)

(the parties under 21. and 22. together being referred to in this Agreement as the “Purchaser”)

23.	Greenfield Online, Inc., a corporation organized under the laws of the State of Delaware, USA, with principal offices at 21 River Road, Wilton, CT 06897, Connecticut, USA (“Greenfield”)

24.	Ciao AG, a stock corporation under German law, registered in the commercial register of the County Court in Munich under HRB 128307, with principal offices at Leopoldstraße 236, 80807 Munich, Germany (the “Company”)

(all of the above parties hereinafter referred to as the “Parties”)

Schedules and Exhibits

Schedule 1	Optionholders
Schedule 2.1	Ownership of Shares
Schedule 3.2	Ownership Percentages
Schedule 3.5	Sample Calculation of Consideration Payable to Each Seller at Closing
Schedule 4.1	Sample Calculation of Net Cash Adjustment on Basis of Accounts
Schedule 7	Known Plaintiff Shares
Schedules 9.1-9.20	Group Disclosure Schedule
Schedule 12.12	Series C-1 Shareholders
Schedule 13.3	Sellers’ Bank Account

Exhibit 1-A	Form of Burda Escrow Agreement
Exhibit 1-B	Form of Escrow Agreement

Exhibit 1-C	Pooling Agreement 2002
Exhibit 1-D	Registration Rights Agreement
Exhibit 5	Form of amendment to the Registration Rights Agreement
Exhibit 7	Agreement on Known Plaintiffs Shares
Exhibit 8.1d)	Spousal Consents
Exhibit 13.2a)	Form of Transfer Certificate
Exhibit 13.2b)	Form of Known Plaintiff Shares Transfer Certificate
Exhibit 13.2c)	Form of Supervisory Board Resolution Approving the Share Transfers
Exhibit 13.2d)	Form of Supervisory Board Member Resignation
Exhibit 13.2e)	Form of Officer Release
Exhibit 15.1	Form of Employment Agreements
Exhibit 18	Form of Joint Press Release

Preamble

Whereas, the Sellers with the Company Trustee together hold all of the issued and outstanding shares in the Company, subject to the resolution of the matter set forth in Section 7 below.

Whereas, the Purchaser is a wholly owned subsidiary of Greenfield.

Whereas, both the Company and Greenfield are engaged in the materially similar business of supplying data collection services, both panel based and otherwise, to the marketing research industry. Greenfield is primarily engaged in the business in North America, and has started to develop operations in Europe. The Company is primarily engaged in the business in Europe, but has started to develop operations in North America. The Company and Greenfield each believe they are the leading independent provider of such services in their respective markets and believe that North America and Europe comprise 85% of a three billion dollar worldwide market for marketing research data collection services. The Company and Greenfield each serve clients that are global marketing research companies, which clients are seeking a global supplier of data collection services. The Parties believe that the acquisition of the Company by Greenfield will serve to create the global leader in marketing research data collection services, headquartered in the United States as a publicly traded company listed on the NASDAQ market. It is anticipated that following the purchase, the Company (in a legal form to be determined) will serve as Greenfield’s operating unit responsible for operating the combined entity’s data collection business in Europe. Initially, the Company would continue to operate its “media” business and management will consult regarding the potential expansion of the media business into North America.

Whereas, the Purchaser therefore desires to acquire, and the Sellers are willing to sell, all shares in the Company subject to and under the terms of this Agreement.

Whereas, Greenfield is willing to guarantee the performance by the Purchaser of Purchaser’s obligations under this Agreement and assume other undertakings as provided for in this Agreement.

Now therefore it is agreed as follows:

Agreement

1.	Definitions

“Accounting Date” means 31 December 2004.

“Accounts” means the consolidated annual financial statements (Jahresabschluss) of the Group prepared in accordance with German GAAP, composed of the Balance Sheet (Bilanz) as at the Accounting Date, the Profit and Loss Statement (Gewinn- und Verlustrechnung) for the year ended on the Accounting Date and the notes thereto (Anhang).

“Affiliate” of an enterprise (Unternehmen) means any enterprise affiliated with such enterprise within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz).

“Amounts in Dispute” is defined in Section 4.5.

“Ancillary Agreements” is defined in Section 12.5.

“Assets” means any and all: (1) properties, contract rights and other assets; (2) Intellectual Property; (3) data, text, images, sounds, codes, computer programs, software, databases, mask works or the like and including collections and compilations of them (whether or not all or part of such is Intellectual Property) and all other information (collectively, “Information”); (4) access or use rights; (5) all rights in Internet, worldwide web or similar addresses, uniform resource locators, domain names or the like and all applications and registrations therefor; and (6) other rights of every nature whatsoever; of the Group or in which the Group has rights, permissions or possession or control of any nature, all whether proprietary, real, personal or mixed, tangible or intangible. Nos. (3) through (5) are referenced herein as “Information Assets.”

“Authority” is defined in Section 9.8d).

“Baseline Data” is defined in Section 9.16.

“BGB” means the German Civil Code (Bürgerliches Gesetzbuch).

“Burda Escrow Agent” means J.P. Morgan Trust Company, N.A., a bank and trust company with principal offices in New York, New York.

“Burda Escrow Agreement” means an agreement substantially in the form of Exhibit 1-A.

“Burda Escrow Cash Amount” means the sum of (a) the pro rata share of the Cash Consideration attributable to Burda Ventures in relation to the Known Plaintiff Shares in the amount of one million eight hundred forty-four thousand six hundred thirteen euros (€1,844,613), and (b) the pro rata share of the Estimated Net Cash Adjustment attributable to Burda Ventures in relation to the Known Plaintiff Shares in the amount of two hundred sixty-eight thousand five hundred twenty-two euros (€268,522).

“Burda Ventures” is defined in the above listing of Parties to this Agreement.

“Business Assets” has the meaning defined in Section 9.4e).

“Business Day” means any day on which banking institutions in Munich, Germany are open for regular banking business.

“Cash Consideration” is defined in Section 3.2.

“Cash Positions” means all cash or cash equivalents pursuant to Section 266, para. 2, lit. B III no. 3 and B IV HGB of the Group on a consolidated basis;

“Cash Value” is defined in Section 10.1a).

“Change-of-Control Clause” means a provision in a Material Agreement enabling the other party to terminate such agreement and/or raise any claim and/or require an extension, modification or adjustment of such agreement due to the Signing and/or the Closing.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Balance Sheet” means a balance sheet (Bilanz) of the Group on a consolidated basis to be prepared by the Management Shareholders as of the Closing Date in accordance with the provisions of German GAAP relating to the balance sheet forming part of the annual accounts (Jahresabschluss) applied on a basis consistent with preceding annual accounts.

“Closing Date” means the date of the Closing.

“Closing Date Calculation” is defined in Section 4.3.

“Company” has the meaning set forth in the above listing of the Parties to this Agreement.

“Company Subsidiary” means a company listed in Section 9.3 of the Group Disclosure Schedule.

“Company Trustee” is defined in the above listing of the Parties to this Agreement.

“Conditions Precedent” is defined in Section 13.1.

“Corporate Income Taxes” means all corporate income taxes, solidarity surcharge and local trade taxes applicable to the Group (i.e. Körperschaftssteuer, Solidaritätszuschlag and Gewerbesteuer and all comparable taxes in foreign jurisdictions).

“Currency Equivalent” means the value of a sum of money expressed in the relevant currency, which shall be the nominal amount if the sum is itself in that currency and otherwise the conversion amount at the exchange rate published by The Wall Street Journal Europe on the day on which the first written notice of the relevant claim is received by the relevant obligor.

“Eligible Receivables” means all accounts receivable on the Closing Balance Sheet pursuant to Section 266, para. 2, lit. B II no. 1 HGB with the exception of those which have been invoiced more than two months later than the last day of the month in which the relevant service or supply has been delivered or which the Management Shareholders reasonably believe are unlikely to be collected.

“Eligible Tax Accruals” means the amount of the accrual (Rückstellung) for Corporate Income Tax obligations (including a proportional accrual for all such Corporate Income Tax obligations at

Closing), in each case only to the extent such Corporate Income Tax obligations have not been paid before or on the Closing Date.

“Employment Agreements” is defined in Section 15.1.

“Environmental Law” means any Law pertaining to: (i) the protection of the indoor or outdoor environment; (ii) the conservation, management, or use of natural resources and wildlife; (iii) the protection or use of surface water and ground water; (iv) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, release, threatened release, abatement, removal, remediation, or handling of, or exposure to, any Hazardous Material; or (v) pollution (including any release to air, land, surface water, and ground water).

“Escrow Agent” means J.P. Morgan Trust Company, N.A., a bank and trust company with principal offices in New York, New York.

“Escrow Agreement” means an agreement substantially in the form of Exhibit 1-B.

“Escrow Amount” is defined in Section 6.2.

“Escrow Cash Amount” is defined in Section 6.1.

“Escrow Stock” is defined in Section 6.2.

“Expert Determination” means a written determination of the Net Cash Adjustment setting forth the rationale for the determination made and to be provided to both the Sellers’ Representative and the Purchaser, by the Frankfurt, Germany office of Deloitte & Touche LLP acting as an arbitrating expert within the meaning of Section 317 BGB. Such arbitrating expert shall (i) make a final and binding determination (the “Final Determination”) of (A) the correct amounts of the unresolved Amounts in Dispute and (B) the Net Cash Adjustment and the Cash Consideration resulting therefrom, to be calculated as stipulated in Section 4.1, and (ii) also determine the proportion in which the Sellers on the one hand and the Purchaser on the other hand shall bear the costs of such determination, depending on the result of the determination in relation to the position taken by the Parties about the unresolved Amounts in Dispute when the determination procedure commences. The Sellers and the Purchaser shall cooperate with and assist, and shall cause the Group to cooperate with and assist, the arbitrating expert in making the Final Determination. Section 4.4 shall apply mutatis mutandis such that the Purchaser, the Group, and the Sellers shall provide such cooperation and assistance as described therein to such arbitrating expert at its reasonable request.

“Financial Debt” means all interest-bearing debt (or debt of the kind that is usually interest bearing) owed on the Closing Date by the Group to financial institutions.

“Formation” is defined in Section 10.7g).

“German GAAP” means generally accepted German accounting principles consistent with all applicable provisions of German law as they relate to accounting.

“Governmental Entity” means all federal, state, local, and provincial governments and all administrative and regulatory agencies and commissions and other governmental authorities and agencies, in each case domestic and foreign.

“Greenfield” is defined in the above listing of the Parties to this Agreement.

“Greenfield Common Stock” means shares of common stock, par value $0.0001 per share, of Greenfield.

“Greenfield Financial Statements” is defined in Section 12.10.

“Greenfield SEC Reports” is defined in Section 12.9.

“Greenfield’s Knowledge” means the actual knowledge as of the date of the pertinent representation or warranty of Greenfield’s employees Dean A. Wiltse, Robert E. Bies, and/or Jonathan A. Flatow only.

“Group” means the Company and all of its Affiliates, or such entities individually as the context may require.

“Group Business” is the present business of the Group, which is deemed to include (i) the provision of Internet survey solutions to the global marketing research industry, including data collection products and services, the recruitment and management of Internet-based panels, and any other activities whose purpose it is to elicit responses from consumers for market-research purposes, and (ii) the creation and operation of shopping search engines or the creation or operation of consumer product reviews and consumer product ratings platforms. Shopping search engines are defined as websites whose primary business it is, by way of providing product and price databases, to help Internet users make more informed purchasing decisions and which generate revenues from affiliated websites in relation to visitors directed to such affiliated websites from the shopping search engine site. Revenues can be obtained by cost per click, cost per lead, or other revenue models. Consumer product review and ratings platforms are websites whose primary business is to allow members or website visitors to convey their opinions on various consumer products from which a rating scale is derived.

“Group Disclosure Schedule” is defined in Section 9.

“Group Intellectual Property” means any Intellectual Property that is owned or licensed, or represented by the Group to be owned or licensed, by the Group, including all software owned, or represented by the Group to be owned, by the Group.

“Hazardous Material” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive substance, corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, including any of the foregoing that is electronic waste or the like, the use, handling, or disposal of which by the Group is in any way governed by or subject to any applicable Environmental Law.

“Handling” is defined in Section 9.13a)(vii).

“HGB” means the German Commercial Code (Handelsgesetzbuch).

“HIPAA” is defined in Section 9.13a)(vii).

The word “including” shall always be deemed to be followed by the phrase “without limitation”.

“Information” is defined under the definition of “Assets” above.

“Information Assets” is defined under the definition of “Assets” above.

“Intellectual Property” means any or all of the following and all rights arising out of or associated with any of the following, whether German, international, or foreign: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) databases; (h) rights of publicity, things in action and choses in action, (i) all copies and tangible embodiments thereof (in whatever form or medium); and (j) all other rights of like nature.

“Internet Properties” means all rights in Internet or worldwide web addresses, uniform resource locators and domain names and applications and registrations therefor.

“Known Plaintiff Shares” is defined in Section 7.

“Laws” is defined in Section 9.1e).

“Losses” is defined in Section 10.1.

“Management Shareholders” is defined in the above listing of the Parties to this Agreement;

“Management Shareholders’ Knowledge” means the best of knowledge of any Management Shareholder assuming detailed consultation by the Management Shareholders with the Supervisory Board, the Management Board and the Other Shareholders.

“Material Contracts” means the contracts listed in Schedule 9.10a).

“Net Cash Adjustment” is defined in Section 4.1.

“Non-Permitted Lien” means any encumbrance, lien or other right of third parties existing or claimed to exist by any third party with respect to an Asset of the Group except for customary retention of title rights and liens of landlords, transporters, craftsmen or other service providers, liens of authorities or other customary liens, such exception to apply only to the extent any such right or lien was incurred in the ordinary course of business and secures obligations reflected in the Accounts or was incurred by the Group since the Accounting Date in the ordinary course of business.

“Notice” is defined in Section 10.2.

“Officer” means a member of the Board of Management (Vorstand) of a stock corporation or a managing director (Geschäftsführer) of a company with limited liability.

“Optionholders” means those employees of the Group who have option agreements to purchase stock of the Company, as listed in Schedule 1.

“Ordinary Shares” means the ordinary shares without par value (nennwertlose Stammaktien) in the Company.

“Other Shareholder” is defined in the above listing of the Parties to this Agreement.

“Other Transfers” is defined in Section 10.1a).

“Panel” means that certain database of distinct email addresses related to the business of the Group, as such addresses may be supplemented and deleted from time to time in the ordinary course of business.

“Panelist” means those individuals who, within the previous four (4) calendar quarters (i) have either (A) successfully completed the sign-up form with one of Ciao’s sites, accepted the Terms & Conditions as displayed on Ciao’s site to which they register and accepted to receive invitations from Ciao to participate in surveys, or (B) completed a survey for Ciao, and (ii) have not unsubscribed from the Panel.

“PII” is defined in Section 9.13l).

“Pooling Agreement 2001” means the Pooling Agreement dated 30 April 2001.

“Pooling Agreement 2002” means the Pooling Agreement dated 18 December 2002, a copy of which as attached as Exhibit 1-C.

“Preferred Shares” means the preferred shares without par value (nennwertlose Vorzugsaktien) in the Company.

“Premises” means the premised listed in Schedule 9.9b).

“Purchaser,” “Purchaser1,” and “Purchaser2” are defined in the above listing of Parties to this Agreement.

“Purchaser Balance” is defined in Section 4.6.

“Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement dated 16 December 2002 by and between Greenfield and certain of its stockholders, a copy of which, together with the amendment thereto effective as of Closing, is attached as Exhibit 1-D.

“Reimbursement Costs” means an amount equal to the cost borne by the Company for the preparation of reconciliations to U.S. generally accepted accounting principles (U.S. GAAP) of the Accounts for 2003 and 2004 and audits thereof, up to a maximum of one hundred fifty thousand euros (€150,000), as well as for the preparation and audit for the 2004 German GAAP accounts of the Company.

“Relative” of an individual means any relative (Angehöriger) within the meaning of Section 15 of the German Taxation Act (Abgabenordnung).

“SEC” is defined in Section 12.9.

“Securities Act” means the Securities Act of 1933, as amended, of the United States and the rules and regulations promulgated thereunder.

“Sellers’ Balance” is defined in Section 4.6.

“Sellers’ Representative” means Dr. Peter Nussbaum, c/o Milbank, Tweed, Hadley & McCloy LLP, Maximilianstraße 15, 80539 Munich.

“Shareholder Debt” means the sum of all interest-bearing indebtedness (or indebtedness of the kind that is usually interest bearing) owed as of the Closing Date by the Group to shareholders of the Company, but not including unpaid base salary for the ongoing current month (as of Closing) and unpaid bonuses (for which a conditional waiver has been declared in Section 21.2) pursuant to the terms of the existing employment agreements of the Management Shareholders.

“Shares” means all of the Ordinary Shares and Preferred Shares which are issued and outstanding as of the date of this Agreement.

“Signing” means the date of execution of this Agreement by all parties.

“Specified Employees” means Maximilian Ulrich Cartellieri, Marcus Frederick Paul, Gunnar Piening, and Nicolas Metzke.

“Stock Consideration” is defined in Section 3.3.

“Subsequent Sale” is defined in Section 10.1a).

“Subsidiary” with respect to any particular person, means any corporation, partnership, limited liability company, joint venture, or other legal entity of which such person (either alone or through or together with any other person) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the supervising and (to the extent elected by equity holders) governing body of such corporation or other legal entity.

“Subsidies” is defined in Section 9.12a) by reference to Section 9.12a) of the Group Disclosure Schedule.

“Tax Contest” is defined in Section 10.7c).

“Transaction” means an action or set of actions relating to the conduct of business, consumer, commercial or governmental affairs between two or more persons or entities, including but not limited to any of the following types of conduct: (a) the sale, lease, exchange, licensing, or other disposition or disclosure of (i) personal property, including goods and intangibles, (ii) services, (iii) any Asset; and/or (iv) any combination thereof; and (b) the sale, lease, license, exchange, or other disposition of any interest in real property, or any combination thereof.

“Transgressed” is defined in Section 9.8b).

“U.S. Person” means (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States, or (viii) a partnership or corporation organized under the laws of any non-U.S. jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act.

“Working Capital” means the positive amount in euros by which, in the Closing Balance Sheet,

(i)	the Eligible Receivables;

exceed

(ii)	the sum of (w) the accounts payable within the meaning of Section 266 para. 3 C no. 4 HGB; (x) other liabilities within the meaning of Section 266 para. 3 C no. 8 HGB; (y) other accruals within the meaning of Section 266 para. 3 B no. 3 HGB; and (z) other accruals within the meaning of Section 266 para. 3 C no. 8 HGB, including a proportional accrual for all tax obligations at Closing, excluding, however, Eligible Tax Accruals.

2.	Sale and Purchase of the Shares

2.1	Each of the Sellers hereby sells the Shares listed in Schedule 2.1 to Purchaser1 and Purchaser2 respectively as indicated therein, who accept each such sale. For the avoidance of doubt, those Shares marked as treasury stock in Schedule 2.1-A are not sold hereunder, but continue to be held by the Company Trustee on behalf of the Company.

2.2	Each of the Sellers hereby (i) consents to the above sale and to the assignment and transfer of the Shares to be made at Closing to the Purchaser, (ii) waives all and any rights of notice and rights of pre-emption or first refusal or first offer and rights of conversion or similar rights that may exist under law or under any contract (in particular the Pooling Agreement 2002 or any other preceding pooling agreement) with respect to the Shares, and (iii) repeats the consent under clause (i) of this sentence and the waiver under clause (ii) of this sentence in respect of any prior sale of any Share issued by the Company.

2.3	Any profit for the fiscal year in which the Closing takes place and any profit not yet distributed of previous fiscal years shall belong only to the Purchaser.

2.4	The Company Trustee hereby confirms that all shares held by him in the Company, except for those with respect to which he acts as Seller on behalf and for the account of the Optionholders, are presently and will continue to be held by him as fiduciary (Treuhänder) on behalf of the Company, subject to the Company Trustee’s obligations in connection with the Optionholders’ option agreements.

3.	Purchase Price

3.1	The purchase price for the Shares (except for the treasury stock reflected on Schedule 2.1, which shall be disregarded for purposes of allocating the Cash Consideration and the Stock Consideration to the Sellers) due by the Purchaser to each of the Sellers shall be comprised in each case of a cash payment and of the delivery of Greenfield Common Stock.

3.2	The portion of the purchase price payable in cash shall be an aggregate total amount of fifty seven million six hundred ninety-two thousand two hundred fifty euros (€57,692,250) to be increased by the Net Cash Adjustment, if that amount is a positive number, or decreased by the Net Cash Adjustment, if that amount is a negative number, in accordance with the provisions of Section 4 (such adjusted amount, the “Cash Consideration”). A portion of the Cash Consideration amounting to three million eight hundred forty-six thousand one hundred fifty-two euros (€3,846,152) shall be sub-

ject to the escrow arrangement provided for in Section 6, and a portion of the Cash Consideration amounting to one million eight hundred forty-four thousand six hundred thirteen euros (€1,844,613) shall be subject to the Burda Escrow Agreement. The remaining amount of the Cash Consideration shall be payable at Closing as provided in Section 13. In all cases, the amount of Cash Consideration that shall become due for payment from time to time pursuant to the terms of this Agreement and the Escrow Agreement shall be paid to the Sellers’ Representative on behalf of each Seller in accordance with the percentage indicated for such Seller in Schedule 3.2.

3.3	The portion of the purchase price payable in Greenfield Common Stock (the “Stock Consideration”) shall be an aggregate total number of three million nine hundred forty-seven thousand three hundred sixty-seven (3,947,367) shares of Greenfield Common Stock, paid by physical delivery of duly authorized, validly issued, fully paid and non-assessable shares of Greenfield Common Stock in certificated form to the Sellers’ Representative and registered in such names and representing such number of shares as designated in Schedule 3.2. A portion of such shares, namely two hundred sixty-three thousand one hundred fifty-eight (263,158) shares of Greenfield Common Stock, shall be subject to the Escrow Agreement, and a separate portion of such shares, namely one hundred twenty-six thousand two hundred ten (126,210) shares of Greenfield Common Stock, shall be subject to the Burda Escrow Agreement. The remaining portion of the Stock Consideration shall be delivered at Closing as provided in Section 13. In all cases, such portion of the total Stock Consideration that shall become due for delivery from time to time pursuant to the terms of this Agreement and the Escrow Agreement shall be delivered to the Sellers’ Representative on behalf of each Seller in accordance with the percentage indicated for such Seller in Schedule 3.2. In the event that any Seller is entitled to a fractional share of Greenfield Common Stock, as a portion of the Stock Consideration due to them, then such fractional share shall be rounded up to the nearest whole number if such fraction is greater than 0.5, and rounded down to the nearest whole number if such fraction is equal to or less than 0.5.

3.4	The purchase price due by Purchaser2 shall be a portion of the Cash Consideration in the amount of four million five hundred eighty-six thousand four hundred sixty-one (4,586,461). The purchase price due by Purchaser1 shall be the remaining amount of the Cash Consideration and the Stock Consideration. Any payments from or to the Purchaser on account of the Net Cash Adjustment shall be due by or to Purchaser2 and Purchaser1 respectively in the proportion of the said amount of the Cash Consideration paid by Purchaser2 and Purchaser1, respectively.

3.5	For clarification purposes only, a sample calculation of the Cash Consideration and the Stock Consideration payable to each Seller on the Closing on the basis of an estimated Net Cash Adjustment of seven million eight hundred twenty-eight thousand six hundred twenty two euros (€7,828,622) is attached hereto as Schedule 3.5.

4.	Net Cash Adjustment

4.1	The portion of the purchase price payable in cash shall be subject to a net cash adjustment which is the result (in Euro) of, in each case as of the Closing Date and on a consolidated basis for the entire Group,

a)	the sum of

(i)	the Cash Positions, and

(ii)	the Reimbursement Costs

minus

b)	the sum of

(i)	the Financial Debt,

(ii)	the Shareholder Debt, and

(iii)	the Eligible Tax Accruals.

(the amount of the result of the calculation set forth in (a) through (b) the “Net Cash Adjustment”). For purposes of the Net Cash Adjustment only, the Eligible Tax Accruals shall be calculated by (i) taking the number of such accruals as reflected in the Accounts (only to the extent not paid before or on the Closing Date) for the period ending on or before the Accounting Date and (ii) using the same accounting approach and principles consistently applied as used in the preparation of the Accounts (including the valuation of the subsidiaries and the amount of the tax loss carry forwards) for the amount of such accruals for the period from 1 January 2005 until the Closing Date (only to the extent not paid before or on the Closing Date). For clarification purposes only, a sample calculation of the Net Cash Adjustment on the basis of the numbers from the Accounts is attached hereto as Schedule 4.1.

4.2	The Net Cash Adjustment has been estimated by the Parties to amount to seven million eight hundred twenty-eight thousand six hundred twenty two euros (€7,828,622), resulting in an estimated Cash Consideration of sixty-five million five hundred twenty thousand eight hundred seventy two euros (€65,520,872) (such amount or any other amount jointly agreed in writing prior to the Closing by the Sellers’ Representative and the Purchaser, the “Estimated Cash Consideration”). The Estimated Cash Consideration shall be payable at Closing partially to the Sellers and partially to the Escrow Agent and the Burda Escrow Agent, respectively, as provided in Section 13.3.

4.3	As expediently as possible but not later than thirty (30) days after the Closing, (a) the Management Shareholders shall prepare and deliver the Closing Balance Sheet to the Purchaser and to the Sellers’ Representative, and (b) the Sellers shall prepare and deliver to the Purchaser a calculation (the “Closing Date Calculation”) based on the Closing Balance Sheet of the amount of the Cash Positions, the Reimbursement Costs, the Financial Debt, the Shareholder Debt, the Eligible Tax Accruals, the Net Cash Adjustment and the Cash Consideration.

4.4	At the reasonable request of the Sellers’ Representative, the Purchaser will cooperate with and assist, and shall cause the Group to cooperate with and assist, the Sellers and their advisors in the preparation of the Closing Date Calculation. Such cooperation and assistance shall include, making available and allowing the Sellers and their advisors to make copies of all relevant accounting, financial, tax and other books and records, also if in electronic form, including, but not limited to, internal and external correspondence of the Group and of any other relevant information relating to the Group, providing access to the Premises, and the allowing of interviews with the Group’s directors, officers and employees. The same applies mutatis mutandis to the Management Shareholders to the extent required for the preparation of the Closing Balance Sheet.

4.5	Should the Purchaser believe that the Closing Date Calculation is incorrect other than with respect to the amount of the Eligible Tax Accruals, the Purchaser shall notify the Sellers’ Representative thereof in writing within thirty days following receipt of the Closing Date Calculation by the Purchaser (the “Notice of Disagreement”). The Notice of Disagreement shall specify, in reasonable detail, which amounts of the Closing Date Calculation are incorrect (the “Amounts in Dispute”) and the amounts thereof considered correct by the Purchaser. The Purchaser shall be irrevocably deemed to have agreed to all amounts in the Closing Date Calculation other than the Amounts in Dispute. If the Sellers’ Representative does not receive a Notice of Disagreement within the aforementioned thirty-day period, the Closing Date Calculation shall become final and binding for the Parties (the “Final Closing Date Calculation”). If the Purchaser has duly delivered a Notice of Disagreement, the Sellers and the Purchaser shall, within thirty (30) days following receipt of the Notice of Disagreement by the Sellers’ Representative (or within any other period of time mutually agreed upon between the Sellers and the Purchaser), use all reasonable efforts to reach an agreement on the Amounts in Dispute. If and to the extent that, during such period, the Sellers and the Purchaser are unable to reach an agreement on the Amounts in Dispute, the Purchaser shall be entitled to request an Expert Determination, after the expiration of the aforementioned period, by giving notice of such request in writing to the Sellers’ Representative.

4.6	If the Final Closing Date Calculation or the Final Determination, as the case may be, results in a definitive total Cash Consideration higher than the Estimated Cash Consideration, the difference (the “Sellers’ Balance”) shall be paid to the Sellers by the Purchaser within five (5) Business Days following the date when the Closing Date Calculation has become final or the date of the Final Determination, as the case may be. If the Final Closing Date Calculation or the Final Determination, as the case may be, results in a definitive total Cash Consideration which is lower than the Estimated Cash Consideration, the difference (the “Purchaser Balance”) shall be paid by the Sellers to the Purchaser within such time period. The Sellers’ Balance, if any, shall be paid to the Sellers’ Bank Account, except for the pro rata share of Burda Ventures (to be determined by the ratio of the Known Plaintiff Shares to the Shares sold hereunder), which shall be paid to the Burda Escrow Agent pursuant to the Burda Escrow Agreement, and the Purchaser Balance, if any, shall be paid as directed by the Purchaser.

To the extent a Purchaser Balance is covered by the amount in cash held by the Escrow Agent, the Purchaser shall be entitled but not obligated to request such payment to be made by the Escrow Agent pursuant to the provisions of the Escrow Agreement, and each of the Sellers shall be obligated to promptly pay to the Escrow Agent his, her or its pro rata share of such payment (to be determined by the percentage indicated for each Seller in Schedule 3.2) in order to re-establish the full Escrow Cash Amount.

4.7	Any amounts due, but unpaid in a timely manner, pursuant to this Section 4 shall bear interest at a rate of 12% p.a.

5.	Stock Consideration

The Stock Consideration will be issued by Greenfield pursuant to an exemption from the registration requirements of the Securities Act. Each of the Sellers shall join and become a party to the Registration Rights Agreement with the rights and privileges accorded to the holders of Greenfield’s former C-1 Preferred Stock, by executing and delivering to Purchaser concurrently herewith an amendment agreement substantially in the form of Exhibit 5. Pending registration of the Stock Consideration, any transfers and exchanges of the Stock Consideration shall be subject to the restrictions set forth in Exhibit 11.2.

6.	Escrow

6.1	At Closing and as further specified in Section 13.3, an amount of three million eight hundred forty-six thousand one hundred fifty-two euros (€3,846,152) (the “Escrow Cash Amount”) shall be paid by the Purchaser to the Escrow Agent to be held, maintained and disbursed in accordance with the provisions of the Escrow Agreement.

6.2	At Closing and as further specified in Section 13.3, two hundred sixty-three thousand one hundred fifty-eight (263,158) shares of Greenfield Common Stock (the “Escrow Stock,” and together with the “Escrow Cash Amount,” the “Escrow Amount”) shall be delivered by the Purchaser to the Escrow Agent to be held, maintained and disbursed in accordance with the provisions of the Escrow Agreement.

7.	Known Plaintiff Shares

7.1	With respect to a certain part of the Shares held by Burda Ventures as detailed in Schedule 7 (the “Known Plaintiff Shares”), Burda Ventures and Purchaser2 shall make special arrangements in an agreement to be signed at Closing in the form of Exhibit 7 (the “Agreement on Known Plaintiffs Shares”). The sale of Shares held of record by Burda Ventures agreed upon in Section 2 shall comprise the Known Plaintiff Shares but for the time being the assignment and transfer of such Shares will be suspended as provided in the Agreement on Known Plaintiffs Shares.

7.2	All rights and claims of the Sellers or any of them against Dr. Cornelius Boersch, Mr. Friedrich von Diest or von Diest Vermögensverwaltungsgesellschaft mbH resulting from the Pooling Agreement 2001 and the letters sent thereto by certain Sellers requesting such parties to sell the Known Plaintiff Shares and, if Mr. Friedrich von

Diest should have assigned any Known Plaintiff Shares to Diest Vermögensverwaltungsgesellschaft mbH without the latter assuming the obligations under the Pooling Agreement 2001, any damage claims resulting from such fact, are hereby assigned to Purchaser2.

8.	Representations, Warranties and Covenants of the Sellers

8.1	Each of the Sellers hereby severally but not jointly represents, warrants and undertakes for the benefit of the Purchaser, by way of an independent guarantee agreement under Section 311 paragraph 1 BGB, for that the following is true and correct as of Signing and as of Closing and, without creating any additional rights or remedies whatsoever beyond those provided for in Section 10, agrees and acknowledges that the Purchaser is entering into this Agreement in reliance on such representations, warranties and undertakings:

a)	Such Seller has the right, power and authority to execute and perform this Agreement and to carry out the transactions contemplated hereby.

b)	This Agreement has been duly executed and delivered by such Seller and constitutes the valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms, subject to applicable insolvency and other similar laws affecting the enforceability of creditors’ rights generally.

c)	Neither the execution and performance of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, or result in, a breach or violation of any of the terms of, or constitute a default under, or require any consent not yet obtained with respect to, any other agreement or instrument by which such Seller is bound, or any existing law, regulation, judgment or order applicable to such Seller.

d)	With a view to Section 1365 BGB, such Seller, if an individual, represents (i) that the Shares sold by him or her do not represent all or substantially all of the personal property of such Seller, or (ii) that such Seller has obtained the written consent of his or her spouse to the extent required pursuant to Section 1365 BGB, which consent is attached hereto as Exhibit 8.1d) (“Spousal Consents”).

e)	All shares in the Company held by such Seller (i) are duly authorized, validly issued, fully paid, and non-assessable; (ii) are held of record and beneficially owned by such Seller or the beneficial owner has consented to the transactions set forth in this Agreement; and (iii) are free and clear of any encumbrances, pledge rights, usufructs or other rights of third parties, except as specifically disclosed with respect to the Known Plaintiff Shares and only in respect of such shares and not any other Seller Shares.

f)	To the knowledge of such Seller, there are no dividends of the Company that have been declared but are unpaid as to such Seller’s Shares.

g)	Such Seller has not entered into any agreement to transfer the shares held by such Seller other than as to transfers resulting in the capitalization as reflected in Schedule 9.2b) and all indications in Schedule 9.2b) are true and accurate as to such Seller.

h)	Such Seller has executed the Pooling Agreement 2002 and is currently subject to the drag-along provisions thereof.

i)	Such Seller has no option or other right to acquire shares of the Company and hereby waives any such rights which such Seller may have.

j)	Other than such Seller’s knowledge of the Known Lawsuit to the extent specifically disclosed to the Purchaser, to the knowledge of such Seller, there are no claims, nor are there any facts or circumstances that may give rise to a claim, disputing or challenging the title to any of such Seller’s Shares.

8.2	Each Seller hereby covenants and agrees that

a)	such Seller will remain subject to the drag-along provisions of the Pooling Agreement 2002 through Closing;

b)	such Seller will make no transfer of any shares in the Company held by such Seller prior to Closing;

c)	in the case of a meeting of the shareholders of the Company (or other form of decision by the shareholders of the Company as shareholders of the Company) between Signing and Closing, such Seller will use its rights as a shareholder of the Company to give effect to the provisions of the present Agreement and to render the representations and warranties in Section 9.19 true and correct. Furthermore, such Seller will, as from Signing, not take any action that would render the representations and warranties in Section 9.19 untrue or incorrect.

9.	Representations and Warranties of the Management Shareholders

Except as set forth in a correspondingly numbered disclosure schedule (the “Group Disclosure Schedule”) attached hereto, each of the Management Shareholders hereby jointly and severally represents, warrants and undertakes for the benefit of the Purchaser, by way of an independent guarantee agreement under Section 311 paragraph 1 BGB, that the following is true and correct as of Signing and as of Closing and, without creating any additional rights or remedies whatsoever beyond those provided for in Section 10, agrees and acknowledges that the Purchaser is entering into this Agreement in reliance on such representations, warranties and undertakings:

9.1	Corporate Matters

a)	The Company is a stock corporation (Aktiengesellschaft) duly organized and validly existing under the laws of Germany with its registered office in Munich, Germany, and the Group has all requisite corporate power and authority to carry on its businesses as they have been and are now being conducted.

b)	No insolvency proceedings have been commenced or applied for with respect to the Group and, to the Management Shareholders’ Knowledge, there are no circumstances which require that such insolvency proceedings have to be initiated in future.

c)	The copy of the Articles of Association (Satzung) of the Company, of minutes of all shareholders’ meetings and of all written shareholders’ resolutions since incorporation of the Company as made available to Purchaser’s counsel, a list of which is attached hereto as Section 9.1c) to the Group Disclosure Schedule, are accurate and complete in all respects as at the date of this Agreement.

d)	All documents required to be registered by or filed with the competent commercial register have been duly filed and due compliance has been made with all other legal requirements relating to the formation of the Group and the conduct of its businesses and to distributions and issues of debentures and other securities thereof and the keeping and filing of books, records and documents.

e)	The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not (i) conflict with or violate the Company’s Articles of Incorporation or Bylaws or equivalent organizational documents, in each case as amended or restated, (ii) conflict with or violate any European Union, EU member state, U.S. federal, state, foreign or local law; statute; mandatory ordinance, rule, regulation, order, or decree (collectively, “Laws”) applicable to the Company or by which any of its Assets is bound or subject to, or (iii) result in any violation of or breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, suspension or cancellation of, or require payment under, or result in the loss or impairment of, or result in the creation of an encumbrance on, any of the Assets of the Company under or pursuant to, any note, bond, mortgage, security agreement, indenture, contract, agreement, lease, license, right, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its Assets is bound or subject. It is the joint understanding of the Parties that no antitrust filings are necessary in connection with the transactions contemplated by this Agreement.

9.2	Share Capital and Shares

After detailed consultation by the Management Shareholders with the Supervisory Board and the other Sellers,

a)	Section 2.1 of this Agreement accurately and completely lists all of the capital stock of the Company that is issued and outstanding and such capital stock represents all of the issued and outstanding capital stock of the Company.

b)	Section 9.2b) of the Group Disclosure Schedule contains a true and complete description of the development of the Company’s equity capital (Grundkapital) since incorporation.

c)	The Sellers and the Company Trustee constitute all of the shareholders of the Company.

d)	There are no outstanding options, warrants or other rights that entitle any person to shares in the Company or to any other securities or rights convertible into or exchangeable for shares in the Company.

e)	There are no dividends of the Company that have been declared but are unpaid.

f)	Each Seller has executed the Pooling Agreement 2002 and is currently subject to the drag-along provisions thereof.

g)	Each Known Plaintiff has executed the Pooling Agreement 2001 and is subject to the drag-along provisions thereof, except potentially for Diest Vermögensverwaltungsgesellschaft mbH.

h)	Other than the Management Shareholders’ Knowledge of the Known Lawsuit to the extent specifically disclosed to the Purchaser, to the Management Shareholders’ Knowledge, there are no claims, nor are there any facts or circumstances that may give rise to a claim, disputing or challenging the title to any of the shares in the Company held by the Management Shareholders.

9.3 Subsidiaries

Except for the subsidiaries of the Company set forth on Section 9.3 of the Group Disclosure Schedule (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”), the Company has never owned, and does not currently own, directly or indirectly, any capital stock or other equities, securities, rights or interests in any other entity. Each subsidiary listed in Section 9.3 of the Group Disclosure Schedule under the heading “Present Subsidiaries” is a corporation duly organized, validly existing, and in good standing under the laws of such subsidiary’s jurisdiction of incorporation and is wholly owned by the Company free and clear of liens, encumbrances and rights of third Parties. Any prior subsidiaries of the Group have been properly liquidated, wound up or dissolved according to applicable Law and no member of the Group has or could have any continuing liability (whether actual or contingent) in respect of the liabilities of any such subsidiary.

9.4	Financial Statements, Liabilities

a)	The Accounts (i) are true and correct in all material respects, (ii) fairly represent the financial condition of the Group and the results of its operations for the periods shown, and (iii) have been prepared in accordance with German GAAP applied on a basis consistent with preceding years, except as otherwise disclosed thereon.

b)	The Closing Balance Sheet, which will be delivered to the Purchaser pursuant to Section 4.3, has been prepared in accordance with German GAAP (applied on a basis consistent with the application used to prepare the Accounts) to the extent the line items therein are relevant for the Working Capital and/or the Eligible Tax Accruals and as necessary to determine the Net Cash Adjustment. The Working Capital as derived from the Closing Balance Sheet is not lower than one million six hundred forty-two thousand seven hundred ninety nine euros (€1,642,799) by more than five percent (5%) of such amount.

c)	During the period ending thirty (30) days after Closing, the Management Shareholders will provide all necessary assistance to the Group in the preparation of a Closing Balance Sheet entirely in accordance with German GAAP and the reconciliation of such Closing Balance Sheet to U.S. generally accepted accounting principles. For the avoidance of doubt, the costs related hereto shall be borne by the Purchaser.

d)	All of the Company’s books and records (Handelsbücher und sonst erforderliche Aufzeichnungen within the meaning of Section 239 HGB) are true and accurate in all material respects and have been maintained in accordance with German GAAP.

e)	The Accounts reflect all of the Assets, whether tangible or intangible, used by the Group in its businesses or otherwise held by the Group (collectively the “Business Assets”), except for (i) Business Assets acquired or disposed of in the ordinary course of business since the Accounting Date, and (ii) Business Assets not required under German GAAP to be reflected therein, and reflect all liabilities and obligations of the Group except liabilities not required under German GAAP to be reflected therein.

f)	The Group has no liabilities or obligations (direct or indirect, contingent or absolute, matured or unmatured) of any nature, whether arising out of contract, tort, statute or otherwise, including tax liabilities to any taxing authority, and is not bound by any guarantees, comfort letters or commitments of a similar nature in favor of any third party, except those shown or reflected in the Accounts or incurred since the Accounting Date in the ordinary course of business.

g)	Since the Accounting Date, there has been no change in the business, operations, Assets or liabilities of the Group that, individually or in the aggregate, have had or would be reasonably likely to have, a material adverse effect on the business, operations, Assets, or condition (financial or otherwise) of the Group.

9.5	Litigation

Section 9.5 of the Group Disclosure Schedule contains a complete and accurate list of all litigation and administrative proceedings to which the Group is a party or that, to the Management Shareholders’ Knowledge, have been threatened against the Group or with respect to any Asset thereof. Section 9.5 of the Group Disclosure Schedule also sets forth an accurate and complete list of all litigation and other administrative proceedings exceeding a value (Streitwert) of twenty-five thou sand euros (€25,000) or which sought non-monetary relief to which the Group has been a party during the five (5) years preceding the Signing.

9.6	Taxes

a)	Tax Related Duties

(i)	The Company has made full provision in the Accounts for all taxation liable to be assessed on the Group or for which the Group is accountable in any taxable period ending on or before the Accounting Date or any event on or before such date including distributions made to that date or provided for in the Accounts and proper provision has been made in the Accounts for deferred taxation in accordance with German GAAP, including reserves for Corporate Income Taxes due for calendar year 2004;

(ii)	The Group has duly and timely made all returns and given all notices, accounts and information which on or before the date hereof ought to have been made or given for the purposes of taxation (including customs, duties and Value Added Tax) and all such returns and notices, accounts and information (and all other information supplied to the fiscal and customs authorities concerned for any such purpose) have been correct and made on a proper basis and none of such returns, notices, accounts or information is or to the Management Shareholders’ Knowledge is likely to be disputed by the fiscal authority concerned, and there is no claim pending, nor to the Management Shareholders’ Knowledge is there any claim threatened or likely to be any claim made or threatened, for taxation in respect of any financial period down to and including the Closing Date not provided for in the Accounts;

(iii)	At the date hereof the Group has duly and timely paid all taxation which it has become liable to pay and it is under no liability to pay any penalty or interest in connection with any claim for taxation;

(iv)	The Group has not made any claims or election under U.S. taxation legislation on a provisional basis; and

(v)	The Group has not obtained any taxation clearances by way of a binding ruling (Verbindliche Auskunft) or a foreign equivalent thereto from the appropriate authorities that are subject to conditions imposed by those authorities.

b)	The Group has not made any material payment or incurred any material expense which is not allowable as a deduction in calculating the profits of the Group for taxation purposes. No member of the Group has entered into any transaction which is to be qualified as a constructive distribution of dividends (verdeckte Gewinnausschüttung) or qualified in a similar manner under applicable foreign law.

c)	The Group has duly and timely deducted and paid all employment tax (Lohnsteuer) and social security charges (Sozialabgaben) to be deducted from the remuneration of Officers and employees and have duly and timely paid all employers’ portions due upon such remunerations. The Group has also collected and duly and timely paid over to the appropriate taxing authority all other taxes collected by withholdings.

d)	There are no liens for taxes upon the Assets of the Group except for taxes that are not yet delinquent. The Group is not party to any tax sharing or tax allocation agreements.

e)	The Group has not participated in, or cooperated with, an international boycott. Section 9.6e) of the Group Disclosure Schedule lists all jurisdictions of the United States (including any state or municipality therein) where the Group has been subject to tax and specifies the relevant member(s) of the Group subjected to such taxes in such jurisdictions.

f)	To the Management Shareholders’ Knowledge, the fact of the sale of the Shares itself (i.e., for the avoidance of doubt, excluding any measures or acts undertaken by or any omissions of the Purchaser after Closing, irrespective whether they have a retroactive effect or not, and also excluding any changes in the taxation of the Company that are caused solely by the identity of the Purchaser or Greenfield) of the Company shall not give rise to any change in the basis on which any taxes are imposed on the Group.

For the avoidance of doubt, this Section 9.6 shall not apply to any changes in the basis on which taxes are imposed on the Group which are caused by or related to (i) any measures or acts undertaken by or any omissions of the Purchaser on or after Closing, irrespective whether they have a retroactive effect or not, or (ii) solely by the identity of the Purchaser or Greenfield.

9.7	Assets

a)	The Group was at the Accounting Date and the Closing Date the owner with good and marketable title, or has licenses (sufficient for the conduct of the Group’s businesses as currently conducted and as proposed to be conducted), to all the Assets included in the Accounts and now so owns and has in its possession and under its control all such Assets (save for current Assets subsequently disposed of in the ordinary course of its business) and all Assets acquired by it after the Accounting Date, in each case free from any Non-Permitted Lien.

b)	The movable fixed assets (bewegliches Anlagevermögen) used in connection with the business of the Group are the absolute property of the Group free from any Non-Permitted Lien, and all such Assets (including Leased Assets) are in good repair and condition and satisfactory working order as of the Closing Date.

c)	Section 9.7c) of the Group Disclosure Schedule contains a list of all bank accounts of the Group and of all persons having power of attorney with respect to each of the accounts as of the Closing Date.

d)	Section 9.7 of the Group Disclosure Schedule sets forth, to the Management Shareholders’ Knowledge, (i) the total Currency Equivalent amount in euros of the Group’s accounts receivable, (ii) the aging of the Group’s accounts receivable, and (iii) whether any of the

Group’s accounts receivable has been released or written off or has proved or is reasonably regarded by the Management Shareholders as irrecoverable or unlikely to be collected, in each case of the foregoing clauses (i) through (iii) as of 4 April 2005. All such accounts receivable of the Group represent valid obligations due to the Group that are payable in accordance with their terms within not more than ninety days after the date hereof.

e)	The Group is not party to any third party factoring or similar third party discounting arrangement with respect to its receivables.

9.8	Intellectual Property

a)	Section 9.8a) of the Group Disclosure Schedule contains a list of all Group Intellectual Property. The Group owns or has rights pursuant to license, sublicense, agreement or permission, applicable law or otherwise, to all Intellectual Property and Information Assets necessary for the operation of its businesses as presently conducted, proposed to be conducted, and as required to be conducted in accordance with applicable Law and Group obligations. Each Information Asset and each item of Intellectual Property owned, licensed leased or used by the Group is owned, licensed leased or available for use by the Group on identical terms and conditions immediately subsequent to the Closing Date. The Group has taken all reasonably necessary and desirable action to maintain and protect each Information Asset and each item of Intellectual Property.

b)	The Group has not violated, interfered with contracts concerning, infringed upon, misappropriated, converted, violated, trespassed upon, exceeded authority or consent and with respect to, disclosed without authority, or otherwise come into conflict with (collectively “Transgressed”) any Intellectual Property rights or rights in Information Assets of any third party. None of the Management Shareholders, directors, officers, or to the Management Shareholders’ Knowledge, employees or agents, of the Group have ever received any written (including in this instance, electronic mails) charge, complaint, claim, demand or notice alleging any such Transgression (including any claim that the Group must license or refrain from using any Intellectual Property rights or Information Assets of any third party). To the Management Shareholders’ Knowledge, no third party has Transgressed any Intellectual Property rights or Information Assets of the Group.

c)	Section 9.8c)(1) of the Group Disclosure Schedule identifies each patent or trademark, domain name and copyright registration that (i) has been issued to the Group with respect to any of its Intellectual Property or Information Assets, as well as each trade name or unregistered trademark, and (ii) are currently used in the Group Business. Section 9.8c)(2) of the Group Disclosure Schedule identifies each other patent or trademark, copyright registration, and, to the Management Shareholders’ Knowledge, domain name, that has been issued to the Group with respect to any of its Intellectual Property or Information Assets other than those disclosed in Section 9.8c)(1) of the Group Disclosure Schedule. Section 9.8c)(3) of the Group Disclosure Schedule identifies each pending application or application for registration that the Group has made with respect to any of its Intellectual Property or Information Assets and identifies each license, agreement, or other permission that the Group has granted to any third party with respect to any of its Intellectual Property or Information Assets (together with any exceptions). The Group has delivered to Purchaser correct and complete copies of all the items to be listed in Sections 9.8c)(1) and 9.8c)(3) of the Group Disclosure Schedule (as such items are amended to date). With respect to each item of Intellectual Property or Information Asset required to be identified in Section 9.8c)(1) of the Group Disclosure Schedule:

(i)	the Group possesses all (x) right, title, and interest in and to the item, or (y) possesses all exclusive or nonexclusive rights in the item such that no other person or entity holds a rightful claim to, or interest in, the Intellectual Property or Information Asset that could interfere with the Group’s enjoyment of the Group’s interest, and the interest described in (x) or (y) is free and clear of any security interest, license, or other restriction, and, if such item was developed by an independent contractor, the Management Shareholders have provided Purchaser with an agreement in a written record relating to such work, as identified in said schedule;

(ii)	no royalty or other remuneration of any type is payable with respect to any such item of Intellectual Property or Information Asset except for registration fees for trademarks and domain names;

(iii)	such item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(iv)	no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use or ownership of or license or right in or to such item;

(v)	no consents are required for the exercise of any rights in the item by Purchaser as a result of the transaction contemplated by this Agreement and such exercise will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date;

(vi)	the Group is not, nor as a result of the execution or delivery of this Agreement, or performance of the Group’s obligations hereunder, will the Group be, in violation of any Transaction relating to the Group’s Intellectual Property or Information Assets to which the Group is a party or otherwise bound; and

(vii)	the Group has never agreed to indemnify any person or entity for or against any interference, infringement, misappropriation or other conflict with respect to such item.

d)	Section 9.8d) of the Group Disclosure Schedule identifies each Information Asset and each item of Intellectual Property that any third party owns and that the Group uses pursuant to license, sublicense, agreement, consent or permission, applicable Laws or other authority

(collectively, “Authority”). The Management Shareholders have delivered to Purchaser correct and complete copies of same (as amended to date). With respect to each item of Intellectual Property and Information Asset required to be identified in Section 9.8d) of the Group Disclosure Schedule:

(i)	the Authority covering such item is legal, valid, binding, enforceable and in full force and effect;

(ii)	the Closing will not cause any termination, impairment, diminishment or material alteration of the terms of the Authority;

(iii)	neither the Group nor, to the Management Shareholders’ Knowledge, any other person or entity who is a party to the Authority, is in violation of it or in breach or default, and no event has occurred which with notice or lapse of time would constitute a violation, breach or default or permit cancellation, modification or acceleration thereunder;

(iv)	neither the Group nor, to the Management Shareholders’ Knowledge, any other person or entity who is a party to the Authority, has repudiated any provision thereof;

(v)	no royalty or other remuneration of any type is payable by the Group or, to the Management Shareholders’ Knowledge, any other person or entity who is a party to the Authority, with respect to any such item;

(vi)	with respect to each sublicense, the representations and warranties set forth in items (i) through (iv) above are, to the Management Shareholders’ Knowledge, true and correct with respect to the underlying license;

(vii)	to the Management Shareholders’ Knowledge, the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(viii)	to the Management Shareholders’ Knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or threatened which challenges the legality, validity or enforceability of the item;

(ix)	no consents are required for the continued existence or exercise of any rights in the item by Purchaser as a result of this transaction; and

(x)	the Group has not delegated any rights and has not granted any sublicense or similar right with respect to the Authority.

e)	None of the Group’s products, websites, services or Information Assets use, embed or incorporate any software that (1) is subject to any “open source,” “copyleft,” or other similar types of license terms (including any GNU General Public License, Library GNU General Public License, GNU Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and Public Domain licenses, or similar licenses); or (b) utilizes peer-to-peer file sharing technology.

f)	The Group has no obligations to provide maintenance or technical support.

g)	The Group has made reasonable efforts to ensure the confidential treatment of the Group’s confidential Information that was shared with others. The Group has complied with all obligations with respect to the confidentiality or restriction of Information received from others that the Group is obligated to treat, or has stated it will treat, as confidential or as restricted under a privacy, data protection or similar policy.

h)	The Group is not a member of any standards organization (including any similar organizations, such as special interest groups or associations).

i)	Section 9.8i) of the Group Disclosure Schedule lists any obligations of exclusivity, non-competition, non-solicitation, right of first refusal, or right of first negotiation or the like to which the Group is subject under any agreement.

j)	No persons or entities other than the Group possess any current or contingent rights to any source code that is part of the Group’s Intellectual Property or Information Assets (including through any escrow account).

9.9	Real Property, Rented Premises

a)	The Group has never owned, and currently does not own, any real property. The Group has never incurred an obligation to acquire any real estate.

b)	The particulars of the premises rented by the Group under lease agreements listed in Section 9.9b) of the Group Disclosure Schedule (“Premises”) are true and accurate and copies of all material documents in relation thereto have been supplied to the Purchaser prior to the date hereof and all material information relating thereto has been disclosed.

c)	There exists no dispute between the Group and the landlord of the Premises or any part thereof and the Management Shareholders do not expect and are not aware of any circumstances which may give rise to any such dispute hereafter.

9.10	Commitments and Contracts

a)	Section 9.10a) of the Group Disclosure Schedule contains a complete list of all agreements and/or legal relationships in existence as of Signing (whether in whole or in part) to which the Group is a party and which

(i)	are franchising or licensing agreements (including license agreements relating to Intellectual Property or Information Assets),

(ii)	are agreements with any sales agent, distributor, Management Shareholder (other than the existing employment agreements of the Management Shareholders disclosed to Greenfield) or non-employee sales representative,

(iii)	involve a future payment obligation as of the Closing Date by or to the Group in excess of fifty thousand euros (€50,000) (or its Currency Equivalent in other currencies) in the aggregate,

(iv)	have a term of more than one year,

(v)	involve as of the Closing Date an indebtedness for borrowed money, any credit arrangements (whether or not there are any outstanding borrowings at the Closing Date) or the granting in any security interest in present or future Assets of the Group,

(vi)	relate to the cleanup, abatement, or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition, or the performance of any environmental audit or study,

(vii)	regards Group undertakings or statements relating to privacy, data protection or security of Information, including Information owned by third parties that is handled, controlled or possessed by the Group or any agent of it,

(viii)	any agreements regarding electronic: (1) advertising, marketing or promotions in excess of fifteen thousand euros (€15,000) per ultimate third party; (2) linking in excess of fifteen thousand euros (€15,000) per ultimate third party; (3) use of search engines, metatags, metadata or the like in excess of fifteen thousand euros (€15,000) per ultimate third party; and/or (4) insertion of any Information onto a device owned or operated by third parties such as customers of the Group, survey takers or Panelists, whether any of the foregoing is done electronically in whole or in part. As used herein, the term “electronic” means relating to technology having electrical, digital, magnetic, wireless, optical, electromagnetic, or similar capabilities, including but not limited to communications by telephone, cellular phone, facsimile, email, mobile services, or Internet,

(ix)	all agreements with and policies or statements concerning current Panelists, including those regarding: online and offline recruitment of Panelists and survey takers in excess of fifteen thousand euros (€15,000) per ultimate third party; Panel membership in excess of fifteen thousand euros (€15,000) per ultimate third party; compensation or other reward of or incentives for Panelists, survey takers, visitors to http://www.ciao.de or other Internet sites owned by or operated for the Group, or recruiters, including agreements with third parties for the processing, clearing and delivery of same and for the reporting of unclaimed property; all privacy, data protection and security policies or statements; online terms of use; and all procedures (including online screens) relating to obtaining agreement or consent to any of the foregoing; or

(x)	are otherwise material to the business or operations of the Group, as “material” is used in Item 601 of Regulation S-K promulgated by the U.S. Securities and Exchange

Commission (collectively with items (i) through (ix) of this Section 9.10a), the “Material Contracts”).

b)	The Group is not a party to or subject to any liability (existing or contingent) under any contract or arrangement which is not of an arms-length nature.

c)	The Group is not, and has not agreed to become, bound by any guarantee (Garantie), suretyship (Bürgschaft) or other undertaking to fulfill the obligations of a third party, and in the case of the Group, the obligations of the other.

d)	The Group has not appointed any statutory proxies (Prokuristen) or given any power of attorney which remains in force.

e)	The Group has not entered into or agreed to enter into any selling, purchasing, manufacturing, licensing or other agreement or arrangement that in any way restricts the freedom of the Group to carry on its businesses or any part thereof in any part of the world in such manner as it thinks fit.

f)	No sums of whatever nature or other obligations are now owing or will at Closing be owing by the Group to any of the Management Shareholders or to any of their Affiliates or Relatives, except for unpaid base salary for the ongoing current month pursuant to the terms of the existing employment agreements of the Management Shareholders. For the avoidance of doubt, any bonuses earned but not waived by the Management Shareholders for the first calendar quarter of 2005 shall be paid thereto by the Group prior to Closing out of its available cash.

g)	With respect to any Law requiring the Group to retain a contract or other record relating to a Transaction, and with respect to any Law requiring any contract or record to be in a writing, the Group meets that requirement by retaining an electronic record of the information in the contract or other record that (1) accurately reflects the information set forth in the contract or other record; and (b) remains accessible to all persons who are entitled to access (or to retain a copy) by Law, for the period required by such Law and in a form that is capable of being accurately reproduced for later reference, whether by transmission, printing, or otherwise.

h)	With respect to any contract or record formed electronically by one or more electronic agents, the Group can legally attribute the act of that agent to the person to be bound.

i)	With respect to information that is subject to the consumer disclosure rules of 15 U.S.C. § 7001(c), the Group has provided all disclosures and has obtained all consents, required by said section, and retains adequate records thereof.

Correct and complete copies of all Material Contracts have been made available to the Purchaser. All Material Contracts are valid, binding and enforceable in accordance with their respective terms subject to applicable insolvency and similar laws affecting the enforceability of creditors’ rights generally. Neither the Group, nor, to the Management Shareholders’ Knowledge, any other party to the Material Contracts, is in breach or default under any Material Contract.

9.11	Officers and Employees

a)	Section 9.11 of the Group Disclosure Schedule lists (i) all Officers and employees of the Group, including the terms of employment thereof, as of 1 April 2005, and (ii) all Officers and employees of the Group since 1 April 2005 with annual base compensation at or in excess of fifty thousand euros (€50,000).

b)	Full copies have been provided to the Purchaser of all employment or service contracts of all Officers and employees of the Group entered into as of 15 March 2005 with annual base compensation at or in excess of fifty thousand euros (€50,000), and since 15 March 2005 no more than five new employees have been hired by, or received outstanding offers from, the Group with annual base compensation below fifty thousand euros (€50,000).

c)	Section 9.11c) contains a list of all loans and other benefits (other than sales commissions and employment bonuses pursuant to arrangements previously disclosed to Greenfield in the data room materials) granted by the Group to any Officer or employee of the Group.

d)	The Group is not a party to any collective bargaining agreement (Tarifvertrag) or works council agreement (Betriebsvereinbarung) and is not involved in any labor dispute or negotiation with any trade union or other organization of employees.

e)	No present Officer or employee of the Group listed in the data room materials has given or received notice terminating his or her employment either (i) as of 1 April 2005 or (ii) since 1 April 2005 for such Officers or employees with annual base compensation at or in excess of fifty thousand euros (€50,000), and to the Management Shareholders’ Knowledge no such Officer or employee is entitled or intends or is likely as a result of this Agreement or at Closing to terminate his or her employment with the Group.

f)	There are no profit sharing schemes, share option schemes, share incentive schemes or any other schemes or arrangements under which any Officer or employee or agent of the Group or former officer or employee or agent of the Group is entitled to participate in the profits of the Group or has any rights in respect of any shares or interests of the Group except for the normal rights to dividends that any of these persons may hold as a shareholder of the Company.

g)	The Group is not under any obligation to pay bonuses, pensions, gratuities, or the like to any of its present or former Officers or employees or Relatives of such persons nor is it a party to any arrangement or promise to make or in the habit of making voluntary payments by way of bonus, pension, gratuity or the like to any such persons, and there are no schemes or arrangements for payment of retirement or inability pension or death benefit or similar schemes or arrangements in operation or contemplated in relation to the Group.

9.12	Grants, Subsidies

a)	Section 9.12a) of the Group Disclosure Schedule lists all investment grants and other grants and allowances and all loans or financial aid of any kind currently applied for or received or receivable by the Group from any party (other than contributions from shareholders of the Company).

b)	To the Management Shareholders’ Knowledge, no act or transaction has prior to the date hereof been effected or omitted in consequence of which the Group is or may become liable to refund in whole or in part any Subsidies.

c)	The consummation of the transactions contemplated herein will not violate or be in conflict with any of the terms or conditions of any Subsidy, or otherwise cause an event of default under the terms of any Subsidy.

9.13	Compliance with Law, Claims, Proceedings, Permits

a)	The Group and its businesses are (and have been at all times since the Company’s or the Company Subsidiary’s inception, respectively) in compliance with all applicable Laws, including all applicable Laws regarding:

(i)	the environment;

(ii)	defamation or the provision of online services;

(iii)	the protection of consumers or individuals (including but not limited to Laws Directive 97/7/EC of the European Parliament and of the Council of 20 May 1997 on the protection of consumers in respect of distance contracts, and Council Directive 93/13/EEC of 5 April 1993 on unfair terms in consumer contracts);

(iv)	data payment to, sweepstakes, rewards, community points or other incentives for visitors to http://www.ciao.de or other Internet sites owned by or operated for the Group or any Panelists or survey takers or the like;

(v)	warranty (express, implied or statutory);

(vi)	unfair trade or competition;

(vii)	(1) privacy, data protection or the security of Information, including but not limited to, as applicable, the Directive 95/46/EC of the European Parliament and of the Council (10/24/95) and any related documents and each law pertaining to said directive enacted by a member state of the European Union; the U.S. Childrens Online Privacy Protection Act, the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the U.S. Gramm Leach Bliley Act, the Canadian Personal Information Protection and Electronic Documents Act, and all other Laws relating to privacy, data protection or security of Information;

(2) disposal of Information;

(3) reporting or notice of actual or attempted breaches in security or suspected criminal activity;

(4) identity theft;

(5) “consumer reporting agencies,” as defined in the U.S. Fair Credit Reporting Act (FCRA) as amended by the Fair and Accurate Credit Transactions Act, or users of consumer reports or furnishers of information to consumer reporting agencies (all as defined in the FCRA), and any similar applicable Laws;

(6) the collection, transmission, use, maintenance, storage, access to, disclosure, processing and disposal (collectively “Handling” or a variation thereof) of personally identifying information, including social security or other identification numbers and account numbers;

(7) telemarketing;

(8) “spam,” commercial email messages and commercial mobile service messages or the like (such as 15 U.S.C. § 7701 et. seq.);

(9) direct marketing or sharing Information for direct marketing purposes (with any third party, including affiliates);

(10) advertising or other communications directed to particular users based on Information about them;

(11) “opt in or out” requests relating to any of the foregoing, including providing required opportunities to opt-in or out and honoring such requests; and

(12) consents (including informed or affirmative consents), notices, disclosures, Internet postings, and reports relating to any of the foregoing or Handling thereof;

(viii)	privacy or data protection;

(ix)	a “covered entity,” as that term is defined by 45 C.F.R.§ 160.103 (the Group is not subject as a “covered entity” to the Standards for Privacy of Individually Identifiable Health Information promulgated by the U.S. Department of Health and Human Services in accordance with the Administrative Simplification provisions of HIPAA); and

(x)	medical information as defined in and required by the Fair Credit Reporting Act.

b)	All necessary licenses, consents and permits of all government authorities have been obtained by the Group to enable the Group to carry on its business effectively in the places and in the manner in which such business is now carried on and all such licenses, consents and permits are valid and subsisting and suspension, cancellation, or revocation has not, to the Management Shareholders’ Knowledge, been threatened.

c)	No claims have been made against the Group in the two years prior to Closing in respect of defects in quality or delays in delivery or otherwise relating to liability for products or services supplied or to be supplied by the Group other than such claims that have been cured by the Group or such claims that do not individually exceed ten thousand euros (€10,000) or fifty thousand euros (€50,000) in the aggregate, and to the Management Shareholders’ Knowledge no such claims are threatened or anticipated. The Group has not given otherwise than in the ordinary course of business any guarantee or warranty in relation to any product or service supplied or to be supplied by the Group.

d)	Each: (i) product of the Group; (ii) all Information licensed, sold, leased or delivered; and (iii) each service performed by the Group, has been and is in conformity with all applicable Laws and the Group’s contractual commitments or policies and all express, implied or statutory warranties, and the Group has no liability (and to the Management Shareholders’ Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any liability) for: contracts or other commitments regarding the aforesaid, for the replacement or repair of any product, for the inaccuracy or inadequacy of any Information, for the substandard performance of any service or Panel or selection or composition or adequacy of a Panel, or for other damages in connection with of said products, Information or services. None of the aforesaid products, Information or services is subject to any guaranty, warranty or other indemnity by the Group. Section 9.13d) of the Group Disclosure Schedule includes copies of the standard terms and conditions of sale, license, lease, service or performance by the Group regarding any of the foregoing.

e)	Neither the Group nor, to the Management Shareholders’ Knowledge, any person for whose acts or omissions it may be liable is engaged in or subject to any civil, criminal or arbitration proceedings and there are no such proceedings pending or, to the Management Shareholders’ Knowledge, threatened by or against the Group or against any such person or facts or circumstances likely to give rise to any such proceedings as aforesaid.

f)	The Group has not been a party to any undertaking or assurance given to any court or governmental agency which is still in force and there are no judgments or orders given or made by any court or governmental agency against the Group that are outstanding or have not been fully satisfied and complied with.

g)	No order has been made or petition presented or resolution passed for the winding up of the Group nor has any receiver been appointed or any distress, execution or other process been levied in respect of its Assets.

h)	Regarding any subject matter referenced in Section 9.13a)(vii), since 1 January 2002 until Closing the Group is in full compliance with all of its obligations and all its statements wherever made (including in policies, on websites or electronically through P3P or other electronic settings that communicate with browsers or the like) are consistent with each other, accurate, not misleading and do not constitute an unfair act or practice.

i)	Regarding any subject matter referenced in Section 9.13a)(vii) and 9.13h) since 1 January 2002 through Closing, the Group has not been the subject of and has not received notice of any assessment or audit from any current or former customer or governmental or regulatory bodies indicating any noncompliance, any actual or attempted breach of security, or any written claim that could give rise to a Liability.

j)	The Group (i) does not collect or use any personally identifiable information from users of its or other websites, except as described in a privacy or data protection policy or statement posted on its website and that complies with applicable Laws, or (ii) does not insert (or cause to be inserted) onto their computers or other access device, any Information that is not described in a privacy or data protection policy or statement posted on its website and that complies with applicable Laws; the Group requires all users of its website, Panelists and survey takers to agree to the privacy, security and/or identity theft policy or statement and terms of use or other agreements as relevantly listed in Section 9.13j) of the Group Disclosure Schedule.

k)	To the extent legally possible and permissible, the Group owns all right, title, and interest in and to all data the Group Handles regarding users of its website, Panelists and survey takers, including all demographic data and other data supplied to the Group’s customers.

l)	The Group has not and does not Handle personally or individually identifying information, including health information (collectively, “PII”) other than in a manner consistent with the Group’s posted privacy/data protection policy/statement and standard industry privacy/data protection practices, and in compliance with Laws. The Group is in compliance with all obligations and responsibilities under any and all agreements (including business associate agreements to which the Group is a party that require the Group to protect the confidentiality, integrity or security of health or other information relating to an individual Panelist.

m)	To the Management Shareholders’ Knowledge, (i) there are no events or circumstances that would constitute a default under any business associate, limited data use, or other agreement with an entity subject to HIPAA or other Laws regarding the subject matter of Section 9.13a)(vii); (ii) there has been no use or disclosure of PII that is not permitted by the applicable agreement with the data source or applicable Laws; (iii) there are no outstanding or unresolved complaint regarding Handling by the Group or its agents, customers or any other persons, of PII or other information; (iv) the Group has implemented appropriate and reasonable safeguards to prevent use or disclosure of PII other than as provided in applicable contracts with the data source or as required by Laws; (v) the Group has not disclosed or provided any subcontractor or agent with access to PII without first having obtained reasonable assurance, or contractual assurance where required by Laws, that such subcontractor or agent will comply with the same restrictions and conditions that apply to the Group with re spect to the information; and (vi) the Group has (A) obtained or required data sources to obtain authorizations compliant with requirements under HIPAA and other applicable Laws for the disclosure of PII to the Group or (B) a system that maintains information relating to the disclosure of PII appropriate to providing an accounting of disclosures under HIPAA or other applicable Laws, including the date of the disclosure, the name and address (if known) of the entity or person who received the information; a brief description of the protected health information disclosed; and a brief statement of the purpose of the disclosure that may reasonably inform an individual of the basis for the disclosure.

n)	To the Management Shareholders’ Knowledge, the Group has developed and implemented (or is so doing where applicable Laws allow delayed implementation) appropriate safeguards reasonably and appropriately: (i) to protect the confidentiality, integrity and availability of individually identifiable health information maintained in electronic form, which safeguards will be in place and operational on or before 20 April 2005 and continuously thereafter; and (ii) to protect all PII from unauthorized access, destruction, use, modification, or disclosure as required by Laws or by the Group’s obligations or policies.

o)	On the Closing Date: (1) each Panelist has agreed to the privacy/data protection policy or statement described in Schedule 9.13j) and has supplied any necessary consent (including fully informed consents) to: (x) collection, processing and use of personal data as used by the Group on or before Closing, and as intended as of Signing to be used by the Group in the ordinary course of its businesses on or after the Closing, and (y) transfer of that data out of the European Union to North America consistent with the practices of the Group prior to Closing, which consents and agreements are fully enforceable and comply with Laws; (2) all Panelists have agreed to receive continuing e-mail solicitations from the Group or its successors to participate in online marketing research surveys, but Panelists have no obligation to participate in any particular survey and may elect to unsubscribe at any time; and (3) all emails to Panelists comply with 15 U.S.C. § 7701 et. seq. and all other Laws regarding “spam” or the like, and all requests to “opt-out” of receipt of any or all emails are timely honored by the Group and no further commercial email messages are sent to Panelists so requesting.

9.14	Ethical Practices

Neither the Group nor, to the Management Shareholders’ Knowledge, any current or former officer, director, employee, or representative of the Group acting on behalf of the Group or any shareholder of the Company (acting on behalf of the Group) has offered or given, and, to the Management Shareholders’ Knowledge, no shareholder of the Company nor any other person, in each case acting on behalf of the Group, has offered or given on its behalf anything of value to (i) any member or official of a Governmental Entity, any political party, or official of any political party, or any candidate for political office; (ii) any customer of any Governmental Entity; or (iii) any other person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given, or promised, directly or indirectly, to any customer, member, or official of any Governmental Entity or candidate for political office for the purpose of the following:

a)	influencing any action or decision of such person, in his, her, or its official capacity, including a decision to fail to perform his, her, or its official function;

b)	inducing such person to use his, her, or its influence with any Governmental Entity affect or influence any act or decision of such Governmental Entity to assist the Group in obtaining or retaining business for, or with, or directing business to, any person; or

c)	where such payment would constitute a bribe, kickback, or illegal or improper payment, to assist the Group in obtaining or retaining business for, or with, or directing business to, any person.

9.15	Insurance

a)	The Group is fully covered by valid insurance against all risks normally insured against by persons carrying on the same business as that carried on by the Group and in particular all Assets are and have at all material times been insured to the full replacement or reinstatement value thereof against fire, Intellectual Property and Information Asset loss or breach of privacy or security or infringement, and such other risks as aforesaid and the Group is and has at all material times been adequately covered against the aforesaid and accident, damage, injury, third party loss (including product liability), business interruption and other risks normally insured against by persons with Intellectual Property or Information Assets and carrying on the same business as that carried on by the Group.

b)	Full particulars of all such insurance have been disclosed as attached as Section 9.15b) of the Group Disclosure Schedule and there are no outstanding claims or, to the Management Shareholders’ Knowledge, circumstances likely to give rise to a claim thereunder and, to the Management Shareholders’ Knowledge, nothing has been done or omitted to be done by the Group that has made or could make any policy of insurance void or voidable or whereby the premiums are likely to be increased.

9.16	Panel

a)	The Panel consists of at least the total number, as listed in Section 9.16 of the Group Disclosure Schedule, of Panelists. To the extent available, such list includes the gender and survey history of such Panelists.

b)	On the Closing Date:

(i)	the Panel consists of not less than ninety-five percent (95%) of the number, as listed in Section 9.16 of the Group Disclosure Schedule, of Panelists;

(ii)	each Panelist has agreed to the privacy policy and incentive policy set forth in Section 9.16 of the Group Disclosure Schedule and has not withdrawn, opted-out or otherwise unsubscribed from the Panel;

(iii)	all Panelists have confirmed their desire to participate in surveys by affirmatively responding to a confirmatory email sent by the Group after joining;

(iv)	by joining, all Panelists have double opted in by agreeing to receive continuing email solicitations from the Group to participate in online marketing research surveys, but Panelists have no obligation to participate in any particular survey and may elect to unsubscribe at any time; and

(v)	all emails to Panelists comply with all applicable Laws regarding “spam,” and all requests to “opt-out” of receipt of any or all emails are timely honored by the Group and no further commercial email messages are sent to Panelists so requesting.

c)	Also listed in Section 9.16 of the Group Disclosure Schedule is a list of all individuals who have not yet confirmed their desire to participate in surveys by affirmatively responding to a confirmatory email sent by the Group after joining and therefore are counted as single opt-ins. As long as such individuals remain a single opt-in, they will not be solicited by the Group to participate in any survey.

9.17	Associated Operations

a)	The Group has not, nor has ever had, any ownership interest in or agreed to enter into any association, partnership, consortium, joint venture or similar arrangement with any other entity, including with any of the stores, “merchant partners,” or other third party providers referenced on http://www.ciao.de or similar sites operated by the Group and including with respect to sales or other transactions effected or commenced on said sites.

b)	Neither the Management Shareholders nor any Relative or Affiliate of such persons has any direct or indirect ownership interest in, or is employed by, any business which has a close trading relationship with that of the Group or which is or, to the Management Shareholders’ Knowledge, is likely to become competitive with the business of the Group.

9.18	Effect of Agreement

a)	No person is entitled to receive from the Group any finder’s fee, brokerage or commission in connection with the sale of the Shares to the Purchaser.

b)	There are no contracts or arrangements (whether written or, to the Management Shareholders’ Knowledge, oral) to which the Group is a party which will by their terms be terminable as a result of the execution or delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement.

c)	To the Management Shareholders’ Knowledge, the execution and delivery of this Agreement and the fulfillment and performance of and compliance with the terms thereof by the Management Shareholders:

(i)	do not and will not conflict with, violate or result in a breach by the Group or the Management Shareholders of the terms, provisions or conditions of any agreement or any law, undertaking to or judgment, order, injunction or decree of any court;

(ii)	will not relieve any person of any contractual or other obligation to the Group or entitle any person to terminate any such obligation;

(iii)	will not result in any customer or supplier of the Group ceasing to deal or substantially reducing the existing level of his or her dealings with the Group;

(iv)	will not result in any indebtedness of the Group becoming due or capable of being declared due and payable prior to the stated maturity date;

(v)	will not give rise to any contractual obligation of the Group to any person; and

(vi)	will not entitle any person to require the performance of or compliance with any existing contractual obligation of the Group.

9.19	Matters until Closing

a)	Since the Accounting Date and until Closing:

(i)	the business of the Group has been carried out in the ordinary and usual course consistent with prior practices, both as regards the nature, scope and manner of conducting the same, and so as to maintain the same as a going concern;

(ii)	there has been no delaying or acceleration of payments of payables or receivables of the Group by comparison to the normal practice in dealing with such matters in previous fiscal years;

(iii)	no resolutions or decisions have been passed by the shareholders of the Company;

(iv)	no distribution of capital or income of the Company has been declared, made or paid or agreed or resolved to be declared, made or paid;

(v)	no loans have been made by the Group to any third parties and no third party loan capital or loan has been repaid by the Group in whole or in part;

(vi)	the Group has not borrowed, raised or taken any money or any financial facility, or canceled any debt or waived any claims or rights related thereto;

(vii)	the Group has not made any commitment for any capital expenditure in excess of fifty thousand euros (€50,000) individually or in the aggregate;

(viii)	other than in the Group’s ordinary course of business consistent with its prior practices, the Group has not increased the salaries or increased or created other benefits of Officers or employees;

(ix)	the Group has not entered into an employment agreement with any person with annual base compensation at or in excess of fifty thousand euros (€50,000) and since 15 March 2005 no more than five new employees have been hired by, or received outstanding offers from, the Group with annual base compensation below fifty thousand euros (€50,000);

(x)	none of the Specified Employees and less than one quarter of the employees of the Company listed in Section 9.11 of the Group Disclosure Schedule has termination of the employment occurred or notice been given of such termination or, to the Management Shareholders’ Knowledge, has an intention been expressed by the relevant employee that he or she intends to leave the Company;

(xi)	the Group has not entered into any agreement for the disposal, encumbering, leasing, allowing use or licensing of any Asset (including Intellectual Property, Information Assets and know-how) or under which it incurred (outside of its ordinary and usual course of carrying on its business) any liabilities (including contingent liabilities);

(xii)	the Group has not created any Subsidiary and the Group has not acquired any equity or ownership interest in any business or entity;

(xiii)	the Group has maintained in existing condition and repair (ordinary wear and tear excepted), consistent with past practices, all equipment, fixtures, and other tangible personal property located on the Premises; and

(xiv)	the Group has duly and timely filed all reports and returns required to be filed with any court or Governmental Entity and paid when due all taxes and other governmental charges unless diligently contested in good faith by appropriate proceedings.

b)	Since 3 February 2005 and until Closing, the Group has not without prior consultation with Greenfield undertaken any business activities on an on-going basis that were not in the ordinary course, including any license agreements (other than standard end user license agreements), OEM agreements, “bundling” agreements, or other material contracts.

9.20	Assurances

a)	To the Management Shareholders’ Knowledge, the information and circumstances relating to the Group that are material to be known by the Purchaser have been accurately disclosed to the Purchaser.

b)	The contents of this Agreement as well as matters disclosed and other information relating to the Company given by the Management Shareholders or the Management Shareholders’ respective counsel to the Purchaser or the Purchaser’s counsel are accurate in every respect ex-

cept as would not have a material adverse effect on the business conditions of the Company or Greenfield.

c)	From Signing until Closing, none of the Management Shareholders will, and each of them will procure that the Company will not, do, allow or procure any act or omission which would render untrue if given on and as at Closing any such matters or information or any of the warranties, undertakings and representations set out herein.

d)	The Management Shareholders have disclosed to the other Sellers all non-public information regarding Greenfield and the Purchaser received by them from Greenfield that would reasonably be material to such other Sellers in their decision to enter into this Agreement.

10.	Indemnification

10.1	The Sellers agree to indemnify (Schadensersatz leisten) the Purchaser (such indemnification to be satisfied by the Escrow Amount pursuant to the terms of the Escrow Agreement) as follows:

a)	Each Seller hereby agrees with the Purchaser (for itself and on behalf of the Company) to indemnify and keep indemnified on demand (auf Antrag) the Company and the Purchaser against losses and damages (together, the “Losses”) arising from each and every breach of any of the representations, warranties or covenants made by such Seller in Section 8 that would not have existed or arisen or been incurred had the relevant representation, warranty or covenant in Section 8 been true or complied with; provided, however, that the total liability of each Seller under this Section 10.1a) shall not exceed the total amount of Cash Consideration and Stock Consideration received by such Seller at Closing or deposited in the Escrow Account for the account of such Seller (the valuation of the Stock Consideration for this purpose to include any cash received by such Seller in a Subsequent Sale and the Cash Value of the Stock Consideration sold or transferred pursuant to any Other Transfer by such Seller). In the event any Seller becomes liable under this Section 10.1a), such Seller shall either reimburse the Purchaser in cash (up to the amount of the Cash Consideration received by such Seller plus (i) any cash received by such Seller in any Subsequent Sale and (ii) the Cash Value of the Stock Consideration sold or transferred by such Seller in any Other Transfer) and/or by delivery of all or parts of the Stock Consideration still owned by such Seller to the Purchaser (valued at the Cash Value thereof). For purposes of the foregoing, a “Subsequent Sale” means a sale for cash of any portion of the Stock Consideration to an unaffiliated third party in an arms-length transaction; “Other Transfers” means any sales or transfers of any portion of the Stock Consideration other than Subsequent Sales; and “Cash Value” shall be calculated using the share price of Greenfield Common Stock (or such other shares of capital stock as may have been exchanged or received for Greenfield Common Stock) at the close of business of Nasdaq for the day the Seller is to deliver the cash or shares, as the case may be, to the Purchaser pursuant to the foregoing sentence.

b)	The Management Shareholders hereby agree with the Purchaser (for itself and on behalf of the Company) to indemnify and keep indemnified on demand (auf Antrag) the Company and the Purchaser against Losses arising from (1) each and every breach of any of the representations and warranties made in Section 9 that would not have existed or arisen or been incurred had the relevant representation or warranty in Section 9 been true or complied with, and (2) each and every breach of any other representation, warranty, agreement, covenant or undertaking of the Sellers in this Agreement to the extent not governed by Section 10.1a) or 10.1c) (the liability of the Other Shareholders for such other Losses therefore hereby being explicitly excluded). Purchaser’s exclusive remedy for such Losses shall be a demand to the Escrow Agent for payment or delivery of shares in accordance with the Escrow Agreement out of the full remaining Escrow Cash and Escrow Stock.

c)	The Sellers hereby agree with the Purchaser (for itself and on behalf of the Company) to indemnify and keep indemnified on demand (auf Antrag) the Company and the Purchaser against Losses arising from each and every breach of the obligations of the Company, the Sellers, or the Company Trustee under Section 21.1 that would not have existed or arisen or been incurred had the relevant obligation in Section 21.1 been complied with; provided, however, that to the extent such Losses were indemnified by a release from the Escrow Agreement each Seller must promptly replenish pro rata the amount of any such Loss after release thereof from the Escrow Amount (each Sellers pro rata share determined on the basis of the Shares sold by such Seller hereunder to the total number of all Shares sold under this Agreement).

10.2	In case of a breach of representations, warranties and covenants made by the Sellers, the Sellers will have thirty (30) days from receipt of written notice from Purchaser describing such breach and the Losses therefrom in reasonable detail (a “Notice”) to cure such breach (Naturalrestitution).

10.3	The parties are in agreement and hereby expressly confirm that the warranties, representations, agreements, undertakings and covenants made this Agreement represent a special agreement within the meaning of Section 311 paragraph 1 BGB and that neither such agreement nor any other declaration made by the Sellers in this Agreement shall be construed to be only a guarantee of the properties of a thing (Beschaffenheitsgarantie) within the meaning of Sections 443 or 444 BGB.

10.4	The Sellers hereby acknowledge to and agree with the Purchaser (for itself and on behalf of the Group) that, to the extent that the Sellers have relied directly or indirectly on any information or opinions supplied to any of them by the Group or its employees or agents in making or giving the said warranties, undertakings and representations, they hereby waive all claims they have or may have against the Group in respect of any information or opinions so supplied or omitted to be so supplied.

10.5	Each of the warranties, representations, agreements, undertakings or covenants in this Agreement shall be separate and independently given and made subject only (i.e. the liability of the Sellers being expressly excluded in case of the following) to the matters (i) disclosed in the Group Disclosure Schedules with respect to such warranty, representation or covenant (provided that every matter, document and item referred to, set forth or described under any section of the Group Disclosure Schedule shall be deemed disclosed against each of the representations, warranties, agreements, undertakings or covenants in this Agreement to the extent the applicability thereto of such matter, document or item is reasonably apparent from the Group Disclosure Schedule), or (ii) that are reasonably apparent from other provisions of this Agreement to apply to such warranty representation, agreement, undertaking or covenant (for the avoidance of doubt, no specific identification or cross-referencing shall be necessary for such application to be reasonably apparent).

10.6	The Sellers shall forthwith disclose to the Purchaser in writing any matter or thing which may arise or become known to any of them after the date hereof and prior to Closing that is a breach of or inconsistent with or may render inaccurate any of the representations, warranties or undertakings made by them in this Agreement, or which is a breach or may otherwise give rise to a claim under any agreement or covenant in this Agreement. In the event of such disclosure or the Purchaser otherwise becoming aware before Closing of any such matter or thing as is referred to above, the Purchaser may at any time before Closing rescind the Agreement by giving notice in writing to the Sellers’ Representative to that effect unless the relevant matter or thing does not result in a material adverse effect on the business conditions of the Company or Greenfield.

10.7	The following provisions shall operate to further limit the liability of the Sellers under this Section 10:

a)	The Purchaser shall not be entitled to make any claim or claims hereunder pursuant to any breaches under Section 8 (other than breaches under Section 8.1e)) and Section 9 unless (i) the amount of an individual claim exceeds the Currency Equivalent of nineteen thousand two hundred thirty euros (€19,230) (provided however that the same or similar claims or a series of claims shall be considered an individual claim for the purposes of this threshold) and (ii) the aggregate amount of such claims (i.e. only those claims exceeding the Currency Equivalent of nineteen thousand two hundred thirty euros (€19,230)) exceeds the Currency Equivalent of three hundred eighty-four thousand six hundred fifteen euros (€384,615) in which case then also the claims which counted against the latter threshold shall be recoverable by the Purchaser. Losses shall be computed net of (i) any present or future advantages and benefits (Vorteilsausgleich) (including avoided losses and savings and increases in the value of any asset owned by the Group or the Purchaser (Abzug neu für alt)) directly related to or arising from the particular claim therefor, and (ii) any amounts of such Losses that are or could be reimbursed by commercially reasonable levels of insurance coverage. In case such Loss could be recovered from a third party, the Purchaser shall assign such claim to the Sellers’ Representative upon the request of the Sellers’ Representative.

b)	The Management Shareholders shall have no liability hereunder to the extent that an allowance or provision or reserve in respect of the matter to which the liability relates has been made in the Accounts or the matter has already been considered in connection with a negative adjustment of the purchase price or another Loss for which the Purchaser has been indemnified.

c)	In the event that the Purchaser shall be in receipt of any claim that might constitute or give rise to a liability hereunder, the Purchaser shall with reasonable dispatch notify the Sellers’ Representative thereof and from time to time thereafter keep the Sellers’ Representative informed of all material developments thereto (including by providing the Sellers’ Representative with any decisions, motions, filings, or other such documentation with respect to such claim) and give the relevant Sellers reasonable opportunity to suggest means of defense; provided that the failure to give such notice shall relieve the Sellers from liability hereunder only to the extent that the failure to give such notice prejudices the Sellers’ material rights or defenses with respect to such claim. The Sellers shall not be liable for any settlement of any such claim effected without their prior written consent, which shall not be unreasonably withheld. No judgment or government order rendered or issued against any member of the Group shall be deemed to be a Loss unless (i)(A) it is demonstrated by the Purchaser by the provision of a certified copy of the relevant final judgment or order, and (B) such judgment or order shall have been rendered following a valid third party notice (Streitverkündung) in accordance with the provisions of Sections 74, 68 of the Code of Civil Procedure (Zivilprozessordnung) or any equivalent provisions under applicable foreign law; or (ii) the Purchaser has granted the right to the Sellers’ Representative to assume the defense against the relevant claim at its own cost by appointing and instructing counsel on behalf of the relevant company at the reasonable discretion of the Sellers’ Representative provided in the case of (ii) that such counsel shall be instructed to keep the Purchaser or the relevant company fully and timely informed about such proceedings and provided with copies of all documents being exchanged in such proceedings. The foregoing sentence shall only operate to determine the existence of a loss but shall not establish the existence of a breach by any of the Sellers. In the event of a tax audit or other tax contest (“Tax Contest”) relating to the Group that relates to a taxable period ending on or before the Closing Date, Greenfield shall allow the Sellers’ Representative to be present at meetings with taxing authorities and to review and comment on all correspondence with taxing authorities. Greenfield will consult in good faith with the Sellers’ Representative regarding the conduct of any such Tax Contest. Each of the Sellers’ Representative and the Sellers agrees to furnish or cause to be furnished to Greenfield, upon reasonable request, as promptly as practicable, such information and assistance relating to the Sellers or the Group as is reasonably necessary for the preparation for any audit or Tax Contest for any period ending on or before the Closing Date.

d)	Claims of the Purchaser based on liability of the Sellers under Section 8 shall be barred by the statute of limitations (Verjährung) seven (7) years after the Closing. All other claims of the Purchaser pursuant to this Agreement shall be barred by the statute of limitations (Verjährung) eighteen (18) months after Closing, provided that Notice thereof given prior to the expiration of such eighteen-month period shall be sufficient to allow such claim to proceed thereafter (provided that arbitration is commenced within sixty (60) days of such Notice as provided in the Escrow Agreement).

e)	In order to partially or wholly satisfy liability of the Sellers under Section 8, the Purchaser shall be entitled (but not obligated) to demand payment or delivery of shares from the Escrow Agent in accordance with the Escrow Agreement out of the percentage of the remaining Escrow Cash and Escrow Stock corresponding to the percentage listed for the relevant Seller in Schedule 3.2.

f)	Losses arising from each and every breach of any of the representations, warranties or covenants made in Section 8 by Burda Ventures as to the Known Plaintiff Shares shall exclusively be indemnified by a demand of payment or for delivery of shares from the Burda Escrow Agent in accordance with the terms of Burda Escrow Agreement.

g)	The Parties confirm that they are aware that the Company, upon the explicit written request of Greenfield, set up a German GmbH on or about 31 March 2005 with a share capital of twenty-five thousand euros (€25,000) in order to enable the Purchaser to undertake certain restructuring measures after Closing (the “Formation”). The Parties hereby approve the Formation and agree that all claims of the Purchaser for a breach of any of the representations, warranties, agreements, covenants or undertakings of the Sellers or the Company in this Agreement in relation to or resulting from the Formation alone shall be excluded. Furthermore, the Parties agree that the Formation shall be disregarded for the purpose of the provisions of this Agreement (e.g. for the Closing Balance Sheet, Net Cash Adjustment and Working Capital calculations).

10.8	The limitations to liabilities pursuant to Section 10.7a) shall not apply to the representations and warranties in Section 9.2 of this Agreement.

10.9	Unless expressly stipulated otherwise in this Agreement, the Sellers shall severally, but not jointly, be liable for any obligations under this Agreement.

10.10	The provisions of this Section 10 (except for this Section 10.10) shall not apply to breaches of the covenant in Section 16.1, i.e. each breaching Management Shareholder shall be fully liable in case of a breach to the extent provided for in Section 16.4 and no recourse shall be available for such breach to the Escrow Amount except to the extent of the assignment provided for in the last sentence of Section 16.4.

10.11	Tax Loss Carry Forwards and Write-Ups

a)	To the extent the tax authorities do not recognize or hold invalid the past or current tax loss carry forwards of the Group and such non-recognition or invalidity leads to a higher tax assessment for periods ending on or before Closing (after taking into account and having used recognized tax loss carry forwards to offset a potential higher tax assessment), the Sellers shall be liable for Losses resulting from or in connection with the non-recognition or invalidity of such tax loss carry forwards of the Group. Beyond that, the invalidity or non-recognition of tax loss carry forwards of the Group shall not qualify as a Loss (i.e. any liability of the Sellers in connection therewith beyond the foregoing sentence shall be excluded).

b)	To the extent the tax authorities demand a write-up of the value of the participation in any of the subsidiaries of the Company, which is not (i) caused alone by the Closing (or the identity of the Purchaser or Greenfield) or (ii) related to the performance or non-performance of any measure or act (irrespective of whether they have a retroactive effect) of the Company or the Purchaser after Closing, and such write-up leads to a higher tax assessment for periods ending on or before Closing (after taking into account and having used recognized tax loss carry forwards to offset a potential higher tax assessment), the Sellers shall be liable for Losses resulting from or in connection with the write-up of the value of the participation in any of the subsidiaries of the Company. Other than as described in the foregoing sentence, the write-up of the value of the participation in any of the subsidiaries of the Company shall not qualify as a Loss.

c)	To the extent a tax audit for periods ending on or before the Closing Date leads to a higher tax assessment for such periods (irrespective of whether caused by any of the circumstances described in Sections 10.11b) and 10.11c) or by any other reason) that can be (in part or full) offset by the existing tax loss carry forwards of the Group, (i) the Sellers shall only be liable for such Losses that result after the existing tax loss carry forwards of the Group have been used to the fullest extent possible to offset such higher tax assessment, and (ii) the reduction of the existing tax loss carry forwards of the Group on that basis alone shall not qualify as Loss (i.e. any liability of the Sellers in connection with the reduction of the tax loss carry forwards shall be excluded).

11.	Representations Relating to Greenfield Common Stock

Each Seller hereby severally but not jointly represents, warrants and agrees by way of an independent guarantee agreement under Section 311 paragraph 1 BGB for the benefit of the Purchaser as follows:

11.1	Investigation by Sellers. Each Seller has conducted its own independent review and analysis of the businesses, Assets, condition, operations and prospects of the Purchaser and Greenfield and acknowledges that such Seller has been provided access satisfactory to such Seller to the publicly filed documents of Greenfield for this purpose and has discussed or been afforded an opportunity satisfactory to such Seller to discuss the foregoing (including past and current period financial per-

formance of Greenfield) with management of Greenfield. In entering into this Agreement, each Seller has relied solely upon its own investigation and analysis and the representations and warranties of the Purchaser in this Agreement.

11.2	Investment Intent. Each Seller

a)	understands that the shares of Greenfield Common Stock representing the Stock Consideration have not been registered under the Securities Act, or under the securities laws of any other country or jurisdiction; that the Stock Consideration will be offered and sold in reliance upon an exemption from registration under the Securities Act; and that the shares of Greenfield Common Stock representing the Stock Consideration shall bear the following restrictive legend:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE LAW, AND NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (I) THERE IS AN EFFECTIVE REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID SECURITIES, (II) THIS CORPORATION RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THIS CORPORATION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (III) THIS CORPORATION OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION”

Notwithstanding the foregoing, Greenfield agrees that it will not require delivery of a legal opinion for transfers that are in accordance with the requirements of Rule 144(k) under the Securities Act;

b)	understands that the Stock Consideration is subject to the transfer restrictions in Exhibit 11.2 and may not be transferred in the absence of (i) an effective registration statement for such securities under the Securities Act or (ii) a valid exemption from registration under the Securities Act;

c)	represents and certifies that such Seller either (i) is not a U.S. Person (and such Seller is not acquiring the Purchaser Shares for the account or benefit of any U.S. Person) within the meaning of Regulation S under the Securities Act, or (ii) is an “accredited investor” as defined in Rule 501 of the Securities Act;

d)	agrees that such Seller will sell or otherwise transfer the Stock Consideration only in accordance with the provisions of Regulation S or Rule 144 under the Securities Act or pursuant to any other available exemption from registration, and that hedging transactions involving the Stock Consideration may not be conducted unless in compliance with the Securities Act;

e)	agrees that Greenfield will refuse to register any transfer of the Stock Consideration not made in compliance with clause (d) above, and that the share certificates will contain a legend to the effect that transfer is prohibited except in compliance with clause (d) above; and

f)	represents and certifies that such Seller will acquire Stock Consideration for such Seller’s own account for the purpose of investment.

12.	Representations and Covenants of Greenfield and the Purchaser

Each of Greenfield and the Purchaser hereby guarantees to the Sellers, who shall be several but not joint creditors (Teilgläubiger) for the purposes of this Section 11a, by way of an independent guarantee agreement within the meaning of Section 311 paragraph 1 BGB, that the following statements are true as of the Signing and Closing:

12.1	Greenfield is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Purchaser is a company with limited liability (GmbH) duly organized and validly existing under the laws of Germany. Greenfield and the Purchaser have all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Greenfield is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

12.2	There have not been, nor shall there be prior to Closing, any issuances of Greenfield Common Stock other than those reflected in the Greenfield SEC Reports (as defined below) and other than shares issued upon exercise of employee stock options described in the Greenfield SEC Reports.

12.3	All of the outstanding shares of capital stock of each Subsidiary of Greenfield are duly and validly authorized and issued, fully paid and nonassessable and are owned, beneficially and of record, by Greenfield or a Subsidiary wholly owned, directly or indirectly, by Greenfield, free and clear of any liens, with the exception of a de minimus shareholding in Greenfield Online Private Limited that is held by a nominee of Greenfield. There are no outstanding options, warrants or other rights that entitle any person to shares of capital stock in any Subsidiary of Greenfield or to any other securities or rights convertible into or exchangeable for shares of capital stock in any Subsidiary of Greenfield.

12.4	No stock plan, stock purchase, stock option or other agreement or understanding between Greenfield and any holder of any shares of capital stock or rights to purchase shares of capital stock provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of the transactions contemplated by this Agreement.

12.5	Each of Greenfield and the Purchaser represents that it has full corporate power and authority to enter into this Agreement and all other agreements, including the amendment to the Registration Rights Agreement, in connection with the transactions contemplated hereby (the “Ancillary Agreements”), and that no stockholder approval of Greenfield is required to perform its obliga-

tions hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements by each of Greenfield and the Purchaser and the consummation by each of Greenfield and the Purchaser of the transactions contemplated hereby have been duly and validly approved by its board of directors and by Greenfield in its capacity as the sole stockholder of the Purchaser, and no other corporate proceedings on the part of either of Greenfield or the Purchaser or their stockholders are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements by Greenfield and the Purchaser and the consummation by Greenfield and the Purchaser of the transactions contemplated hereby. This Agreement and the Ancillary Agreements have been duly and validly executed and delivered by each of Greenfield and the Purchaser and constitute a legal, valid and binding obligation of each of Greenfield and the Purchaser enforceable against each of Greenfield and the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

12.6	The Greenfield Common Stock comprising the Stock Consideration, has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of Greenfield’s Certificate of Incorporation, will be duly and validly issued, fully paid, and nonassessable and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, Greenfield’s Bylaws, the Registration Rights Agreement and under applicable securities laws.

12.7	The execution and delivery of this Agreement and the Ancillary Agreements by each of Greenfield and the Purchaser do not, and the performance by each of Greenfield and the Purchaser of its obligations hereunder and the Ancillary Agreements and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of Greenfield or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Greenfield or any of its Subsidiaries, (ii) (x) any laws or orders of any governmental or regulatory authority applicable to Greenfield or any of its Subsidiaries or any of their respective assets or properties, or (y) any contracts to which Greenfield or any of its Subsidiaries is a party or by which Greenfield or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of liens which, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Greenfield and its Subsidiaries taken as a whole or on the ability of Greenfield and the Purchaser to consummate the transactions contemplated by this Agreement.

12.8	No consent, approval or action of, filing with or notice to any governmental or regulatory authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any governmental or regulatory authority or any contract to which Greenfield or any of its Subsidiaries is a party or by which Greenfield or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by each of Greenfield and the Purchaser, the performance by each of Greenfield and the Purchaser of its obligations hereunder or the consummation of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices (x) that have been obtained or provided or (y) that the failure to make or obtain or provide, as the case may be, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on Greenfield and its Subsidiaries taken as a whole or on the ability of Greenfield and the Purchaser to consummate the transactions contemplated by this Agreement.

12.9	A true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Greenfield with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the 1933 Act or the Exchange Act since 12 April 2004 (as such documents have since the time of their filing been amended or supplemented, but excluding preliminary filings and material, the “Greenfield SEC Reports”), are publicly available on the SEC’s website at www.sec.gov. The Greenfield SEC Reports are all the documents (other than preliminary material) that Greenfield was required to file with the SEC since such date. As of their respective dates, Greenfield SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

12.10	The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Greenfield SEC Reports (the “Greenfield Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments) the consolidated results of operations and cash flows of Greenfield and its Subsidiaries for the respective dates and periods presented. Except as disclosed in the Greenfield SEC Reports filed prior to the date of this Agreement, since 31 December 2004 there has not been any change, event or development having, or that, to Greenfield’s Knowledge could be reasonably expected to have, individually or in the aggregate, a material adverse effect on Greenfield and its Subsidiaries taken as a whole.

12.11	The Purchaser has sufficient immediately available funds or binding and unconditional financing commitments to enable it to make all payments required to be made by it under this Agreement.

12.12	The Registration Rights Agreement has been validly amended with effect as of and conditioned upon Closing such that the Sellers will have from Closing on the same rights and privileges accorded to “Series C-1 Shareholders” (as defined in the Registration Rights Agreement) and shall rank pari passu to the other “Series C-1 Shareholders.” To Greenfield’s Knowledge, such “Series C-1 Shareholders” are listed on Schedule 12.12, along with the number of shares of “Series C-1 Registrable Shares” (as defined in the Registration Rights Agreement) held thereby as of 10 March 2005. Schedule 12.12 also sets forth, to Greenfield’s knowledge, the number of Registrable Shares (as defined in the Registration Rights Amendment) held by all shareholders of Greenfield. Such “Series C-1 Shareholders” have demand registration rights that are senior or pari passu to (i) demand registration rights provided to all other shareholders of Greenfield and (ii) cutback rights in case of a registration of Greenfield Common stock, of any other class of securities of Greenfield (with the exception of Greenfield Common stock being sold by Greenfield). No outstanding registration rights have been granted to any other Greenfield shareholder other than those rights granted pursuant to the Registration Rights Agreement. Greenfield has no outstanding classes of capital stock other than common stock.

12.13	Each of Greenfield and the Purchaser (either alone or together with its advisors and counsel) has sufficient knowledge and expertise in financial and business matters to enable it to evaluate the economic merits and risks of acquiring the Shares as contemplated by this Agreement.

12.14	The Purchaser shall procure that each Management Shareholder and member of the Supervisory Board of the Company who resigns from office after the Signing shall be exculpated (Entlastung erteilen) as soon as practicable pursuant to applicable German stock corporation laws or to the foreign equivalent to the extent a foreign Affiliate of the company is concerned.

13.	Closing

13.1	The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place if and when all of the following conditions in this Section 13.1 (“Conditions Precedent”) are met, and the Sellers and the Purchaser shall use all reasonable endeavours to procure the satisfaction of the Conditions Precedent as soon as reasonably practicable and shall keep each other informed by written notice of the progress in satisfying the Conditions Precedent and the date when they have been fulfilled:

a)	all applicable regulatory permissions and clearances, if any, have been given or obtained other than those (i) as Purchaser and the Sellers agree the Company shall not seek or obtain, or (ii) the failure of which to obtain would not have a material adverse effect on the business conditions of the Company, Purchaser or Greenfield;

b)	no injunctions or restraints of any court or Government authority have been issued applicable to the Closing, and no litigation has been commenced or threatened seeking such a result; and

c)	Purchaser shall be satisfied that each of the following Conditions Precedent have been met or, to the extent permitted by applicable law, shall have provided written waiver at or prior to the Closing Date of such Conditions Precedent:

(i)	The representations and warranties contained in Sections 8 and 9 shall be true and correct in all respects on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date, except, in each case, or in the aggregate, as does not constitute a material adverse effect on the business condition of the Company at the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse effect” and materiality qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded).

(ii)	Company shall have performed all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date, except for breaches that do not have a material adverse effect on the business condition of the Company.

(iii)	From and after the date of this Agreement, there shall not have occurred any change, event, circumstance, development, or effect that, individually or in the aggregate has had a material adverse effect on the business condition of the Company.

(iv)	Each of the Specified Employees shall have executed an Employment Agreement and shall not have taken any action or expressed any intent to terminate or modify such Employment Agreement; provided, however, that within five Business Days after Closing Greenfield shall provide, and Nicolas Metzke shall execute, a French-language translation of the form of Employment Agreement provided to him on or about 5 April 2005.

(v)	Purchaser, the Sellers and the Escrow Agent shall have executed and delivered the Escrow Agreement, and Purchaser, Burda Ventures and the Burda Escrow Agent shall have executed and delivered the Burda Escrow Agreement.

13.2	The Sellers shall deliver to the Purchaser at the effective time of the Closing, in each case concurrently with the Purchaser’s fulfillment of its obligations in Section 13.3 below:

a)	certificates of transfer of the Shares (except for the Known Plaintiff Shares) substantially in the form of Exhibit 13.2a) (“Form of Transfer Certificate”) signed by or on behalf of each of the Sellers (in authenticated form (in öffentlich beglaubigter Form) unless otherwise indicated);

b)	certificates of transfer of the Known Plaintiff Shares substantially in the form of Exhibit 13.2b) (“Form of Known Plaintiff Shares Transfer Certificate”) signed by or on behalf of Burda Ventures in authenticated form (in öffentlich beglaubigter Form);

c)	original of a resolution of the Supervisory Board of the Company substantially in accordance with the form in Exhibit 13.2c) (“Form of Supervisory Board Resolution Approving the Share Transfers”);

d)	written declarations of all members of the Supervisory Board of the Company by which they resign their office as of the Closing Date substantially in accordance with the form in Exhibit 13.2d) (“Form of Supervisory Board Member Resignation”);

e)	a waiver and release executed by each Seller waiving and releasing all claims and rights against the Group arising out of any act or omission of the Group or any officer, director, shareholder, employee, agent or representative of the Group prior to the Closing Date in the form attached hereto as Exhibit 13.2e) (“Form of Officer Release”).

13.3	At Closing, the Purchaser shall procure, in each case concurrently with the Sellers’ fulfillment of their obligations in Section 13.2 above and provide evidence reasonably satisfactory to the Sellers’ Representative, that

a)	The Escrow Cash Amount and the Burda Escrow Cash Amount are paid to the accounts designated by the Escrow Agent and the Burda Escrow Agent therefor by wire transfer in immediately available funds;

b)	the remaining portion of the Estimated Cash Consideration is being satisfied in cash by wire transfer in immediately available funds to the bank account of the Sellers as listed in Schedule 13.3 (“Sellers’ Bank Account”) to this Agreement;

c)	the Escrow Stock and the Burda Escrow Stock is delivered and validly transferred to the Escrow Agent and the Burda Escrow Agent on the same day;

d)	the remaining Stock Consideration (other than for the Known Plaintiff Shares) is delivered and validly transferred to the Sellers as follows: the Stock Consideration (other than for the Known Plaintiff Shares) shall be delivered to each Seller in accordance with the percentage indicated for such Seller in Schedule 3.2.

13.4	Subject to the satisfaction or waiver of the Conditions Precedent in accordance with Section 13.1, the Closing shall take place on the second Business Day after the satisfaction or waiver of the Conditions Precedent, unless the Parties mutually agree on an earlier date, at 10 a.m. at the offices of Milbank Tweed Hadley & McCloy LLP in Munich, Germany and each party hereto shall do what is specified herein to be done by such party at Closing.

13.5	If on the date scheduled for the Closing the Sellers or the Purchaser fail or have failed to comply in any material respect with their respective obligations hereunder, the non-failing Party may, in addition to its rights under general law, by written notice to the failing Party:

a)	defer the date scheduled for the Closing to a date not more than one month following the original date scheduled for the Closing, or

b)	proceed to Closing so far as practicable, but without prejudice to its rights hereunder.

14.	Post Closing

14.1	The rights of the Purchaser under the warranties, indemnities, undertakings, agreements and representations contained in this Agreement (so far as not fully performed prior to or at Closing) shall remain in full force and effect after and notwithstanding Closing.

14.2	Except as set forth in Section 10.5, the Purchaser may take action for any breach or non-fulfillment of any of the same before or after Closing and action may be taken after Closing notwithstanding that such breach or non-fulfillment may have been known to or discoverable by the Purchaser before Closing.

15.	Officer and Employee Matters

15.1	Concurrently with or promptly after the signing hereof, Greenfield and each of the Specified Employees shall execute employment agreements substantially in accordance with the form hereto attached as Exhibit 15.1 to become effective as of the Closing (the “Employment Agreements”).

15.2	All employee communications by the Group following the signing of this Agreement pertinent to matters connected with the present Agreement and the transactions contemplated by it shall be subject to the prior written approval of Greenfield, which approval shall not be unreasonably withheld.

16.	Non-Compete Clause

16.1	Each of the Management Shareholders hereby undertakes (for the avoidance of doubt severally, but not jointly) not to be active in any way in the Group Business or any previously conducted business of the Group from the Closing through 31 December 2007, either directly or indirectly, whether (i) by conducting or supporting a business or enterprise, (ii) by taking direct or indirect participations in another competing business or in an enterprise conducting another competing business, (iii) by employment, consultancy, the taking or maintaining of positions in governing or supervising bodies or in any other way, whether by technical, commercial or other activity or (iv) by soliciting employees of the Group to work for another business.

16.2	The covenant in Section 16.1 shall not apply to continuing employment as an Officer or employee of the Group and may be waived at any time by the Purchaser for specific activities, such as for consultancy for the Purchaser or an Affiliate of the Purchaser, but any such waiver shall be restricted to the specific activity to which it expressly relates and only for the duration of the relevant contract.

16.3	The covenant in Section 16.1 shall not apply to the holding of shares in companies listed on a stock exchange provided that such holding does not exceed one (1) percent of the aggregate issued and outstanding shares of the relevant company.

16.4	In each case of a breach of the covenant in Section 16.1, the Purchaser shall notify the breaching party of such breach and the breaching party shall have thirty (30) days to cure such breach, after which period if the breach remains uncured the breaching party shall pay a penalty to the Purchaser in the amount of five hundred thousand euros (€500,000). Should the breach remain uncured thereafter, the breaching party shall pay a further penalty of five hundred thousand euros (€500,000) for each thirty-day period after the end of the initial thirty-day cure period during which the breach continues, the defense of Fortsetzungszusammenhang (an intent of continued breaching constituting only one single breach) being excluded. Any other monetary claims of the Purchaser in case of a breach of the covenant in Section 16.1, such as for damages, are hereby excluded. Subject to the condition precedent that such Management Shareholder shall have breached the covenant in Section 16.1 prior to the respective release date under the Escrow Agreement, each Management Shareholder hereby assigns all of his claims, if any, against the Escrow Agent and against the Sellers’ Representative for disbursement, delivery or release of such Management Shareholder’s share in the Escrow Amount to secure all obligations of such Management Shareholder under this Section 16.

17.	Information, Confidentiality, Continuing Support

17.1	The Sellers hereby undertake to the Purchaser:

a)	that they will at any time and from time to time after Closing share with the Purchaser on reasonable request all information in their possession concerning the business dealings, transactions or affairs of the Group and in particular, but without prejudice to the generality of the foregoing, claims made or threatened against the Group, and

b)	that they will not at any time prior to or after Closing take away, make use of or disclose to any person (except as may be necessary to comply with any statutory obligation or order of any court or statutory tribunal of competent jurisdiction, in which case they shall so notify Purchaser as soon as possible and legally permissible of such obligation or order) any confidential information in any way relating to the business or affairs of the Group or to any customers, clients, agents or any other person who has had any dealings with the Group, except for, to the extent applicable, communications of the Sellers to their limited partners or shareholders, as the case may be, or to entities representing or providing consultancy services to the Sellers.

17.2	The Sellers hereby agree that they will assist the Purchaser (at the Purchaser’s reasonable request and at the cost of the Purchaser) in the preparation of any announcements, reports, circulars and other documents that the Purchaser shall be required or shall at any time wish to prepare or make in connection with or resulting from this Agreement, and the Sellers will at the Purchaser’s expense provide or procure for the Purchaser, its accountants and agents full access to and copies of all accounts, books, documents and records relating to the Group that the Purchaser may from time to time reasonably require for any of the above purposes.

18.	Publicity

Neither the Sellers nor the Purchaser shall, save in respect of statutory returns or matters required by applicable securities laws to be disclosed and which shall, to the extent legally permissible, be disclosed to the other party beforehand, make any press statement or other public announcement in connection with any of the matters referred to in this Agreement until Closing without the prior consent in writing of the other party and approval by such party of the text of such announcement. The announcement at or immediately after the Closing of the Closing of the transactions contemplated by this Agreement by any Seller or the Purchaser shall require the previous consent in writing and approval of the text of such announcement of the Purchaser (in the case of a Seller) or of the Sellers’ Representative (in the case of the Purchaser), except for the joint press release of the Sellers and the Purchaser attached hereto as Exhibit 18, which is hereby expressly approved.

19.	Greenfield Guarantee

Greenfield hereby guarantees (Garantie within the meaning of Section 311 of the BGB) the full and prompt payment and performance of each and every obligation of the Purchaser hereunder.

20.	Termination

Prior to the Closing, this Agreement may be terminated by written notice

a)	at any time by mutual agreement;

b)	by the Purchaser or the Sellers’ Representative two months after Signing if the Closing has not taken place by such time;

c)	by the Purchaser if any of the Sellers is in material breach of any obligation under this Agreement that is incurable or has not been cured within ten days following written notice by the Purchaser;

d)	by the Sellers’ Representative on behalf of the Sellers if the Purchaser is in material breach of any obligation under this Agreement that is incurable or has not been cured within ten days following written notice by the Sellers’ Representative; or

e)	by the Purchaser and/or the Sellers upon any investigation, notice, litigation, arbitration or proceeding pending or in effect for the purpose of enjoining or preventing the consummation of this Agreement or otherwise claiming that the consummation of this Agreement is illegal or improper or that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

21.	Miscellaneous

21.1	Each of the Parties hereto shall pay their own costs and expenses in relation to the preparation, execution and carrying into effect of this Agreement, unless stipulated otherwise herein. For the avoidance of doubt, the preparation and audit for the 2004 German GAAP accounts of the Company and up to one hundred fifty thousand euros (€150,000) (net) of the costs of preparation of the reconciliations of the 2003 and 2004 German GAAP accounts to U.S. GAAP are ongoing expenses to be borne by the Company.

21.2	Each of the Management Shareholders hereby waives, conditional upon the occurrence of the Closing, his right to receive a bonus payment for the time period ending on or before Closing pursuant to the terms of his respective existing employment agreement.

21.3	Any notice, request, demand or other communication required or permitted to be given under this Agreement shall be in writing and deemed given upon: (i) personal delivery, (ii) confirmed delivery by registered letter, an internationally recognized courier service, or when delivered by hand to the party on which it is to be served at the notice addresses listed in the above listing of Parties to this Agreement or such other address as the respective party may from time to time notify for this purpose.

21.4	The headings contained in this Agreement are for the purpose of convenience only and do not form part of and shall not affect the construction of this Agreement.

21.5	Any amendment to this Agreement including an amendment of this Section 21.5 shall only be valid if made in writing. The electronic form shall not be sufficient.

21.6	If any provision of this Agreement is or becomes illegal, invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement. The illegal, invalid or unenforceable provision shall be replaced by that provision which best meets the intent of the replaced provision.

21.7	No waiver by the Purchaser or by the Sellers’ Representative or any Seller, as the case may be, (whether before or after Closing) of any breach or non-fulfillment by the Sellers or any of them or by the Purchaser, as the case may be, of any warranty, undertaking, agreement, indemnity or representation contained in this Agreement shall be deemed to be a waiver of any other breach or non-fulfillment of that or any other provision herein contained nor shall any delay or forbearance by the Purchaser or by the Sellers’ Representative or any Seller, as the case may be, in exercising any right or remedy be construed as a waiver thereof, unless otherwise specified in this Agreement.

21.8	This Agreement shall be governed by and construed in all respects in accordance with the laws of the Federal Republic of Germany with the exception of (a) its conflict of laws provisions and (b) the rules of the Vienna Convention for Sale of Goods dated 11 April 1980.

21.9	Any dispute, controversy or claim arising under, out of or relating to the present Agreement or the transactions contemplated herein that cannot be resolved by the Parties shall exclusively be referred to and finally determined by arbitration in London, England in accordance with the commercial arbitration rules of the American Arbitration Association. Three arbitrators shall be appointed in the following manner:

a)	The claimant shall appoint an arbitrator in its written notice of its intention to arbitrate. The respondent shall appoint an arbitrator within fifteen (15) days from the date on which it receives the written notice of the claimant’s intention to arbitrate. The two arbitrators thus appointed shall, within fifteen (15) days after the appointment of the second arbitrator, appoint a third arbitrator, who shall be the presiding arbitrator.

b)	Where there is more than one claimant, the claimants shall make a joint appointment of an arbitrator. Where there is more than one respondent, the respondents shall make a joint appointment of an arbitrator. If, for whatever reason, the respondents do not make a joint appointment of arbitrator within the relevant time limit, any appointment of the arbitrator previously made by the claimant or claimants shall be considered void and two arbitrators shall be appointed by the American Arbitration Association. The two arbitrators thus appointed shall, within fifteen (15) days after the appointment of the second arbitrator, appoint a third arbitrator, who shall be the presiding arbitrator.

21.10	In the event that the Company receives amounts from the Optionholders after Closing in payment of exercise of their options, such amounts shall be payable to the Sellers’ Representative on behalf of the Sellers as soon as reasonably practicable after receipt thereof.

21.11	Each of the Parties confirms that its declarations in this Agreement shall be valid whether or not the Company was validly represented in signing this Agreement.

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SIGNATURE PAGE – SHARE PURCHASE AGREEMENT

     IN WITNESS WHEREOF, the Sellers, the Company Trustee, the Purchaser, Greenfield, the Company, and the Sellers’ Representative have caused this Share Purchase Agreement to be signed by a duly authorized signatory thereof, all as of the date first written above.

SELLER:		SELLER:
/s/ Marcus Frederick Paul		/s/ i.v. Peter Nussbaum

Marcus Frederick Paul		Maximilian Ulrich Cartellieri

SELLER:		SELLER:

Burda Digital Ventures GmbH		Paarl Ventures GmbH

By	/s/ i.v. Peter Nussbaum	By	/s/ i.v. Peter Nussbaum

Its		Its

SELLER:		SELLER:

Apax Europe IV A LP		Index Ventures I (Jersey)

By	/s/ i.v. Peter Nussbaum	By	/s/ i.v. Peter Nussbaum

Its		Its

SELLER:		SELLER:
/s/ i.v. Peter Nussbaum		/s/ i.v. Peter Nussbaum

Nicolas Metzke		Gunnar Piening

SELLER:		SELLER:
/s/ i.v. Peter Nussbaum		/s/ i.v. Peter Nussbaum

Irmgard Böhm		Caroline Beate Cartellieri

SELLER:		SELLER:

Index Ventures I (Delaware) L. P., Delaware		Index Ventures I Parallel Entrepreneur Fund (Jersey), L. P., Jersey

By	/s/ i.v. Peter Nussbaum	By	/s/ i.v. Peter Nussbaum

Its		Its

SELLER:		SELLER:

Index Ventures I GmbH & Co. KG, München		Index Venture Management SA, Genf

By	/s/ i.v. Peter Nussbaum	By	/s/ i.v. Peter Nussbaum

Its		Its

SELLER:		SELLER:
/s/ i.v. Peter Nussbaum		/s/ i.v. Peter Nussbaum

Florentin Kesel		Harald Einsmann

SELLER:		SELLER:
/s/ i.v. Peter Nussbaum		/s/ i.v. Peter Nussbaum

Hans Piening		Margit Piening

SELLER:		SELLERS’ REPRESENTATIVE:
/s/ Peter Nussbaum		/s/ Peter Nussbaum

Dr. Peter Nussbaum		Dr. Peter Nussbaum

GREENFIELD:		PURCHASER1:

Greenfield Online, Inc.		Blitz 04-173 GmbH (SRVY Acquisition GmbH)

By	/s/ Jonathan A. Flatow	By	/s/ Jonathan A. Flatow

Its	Secretary	Its	Managing Director

PURCHASER2:

Blitz 04-178 GmbH (Ciao Holding GmbH)

By	/s/ Jonathan A. Flatow

Its	Managing Director

COMPANY:		COMPANY TRUSTEE:

Ciao AG Pursuant to Section 112 AktG		/s/ i.v. Peter Nussbaum

Florentin Kesel
By	/s/ Marcus Frederick Paul

Not with respect to myself
Its

By	/s/ i.v. Peter Nussbaum

For Max Cartellieri with respect to Fred Paul